Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00525)

2020 INTERIM RESULT ANNOUNCEMENT

The Board of Directors of Guangshen Railway Company Limited (the “Company”) is pleased to announce the unaudited interim results of the Company and its subsidiaries for the six months ended 30 June 2020. This announcement, containing the full text of the 2020 Interim Report of the Company, complies with the relevant requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited in relation to information to accompany preliminary announcement of interim results. Printed version of the Company’s 2020 Interim Report will be available on the websites of the HKExnews of The Stock Exchange of Hong Kong Limited at www.hkexnews.hk and of the Company at www.gsrc.com on 27 August 2020 and will be dispatched to holders of H shares of the Company as soon as practicable.

IMPORTANT NOTICE

1.

The board of directors (the “Board”), the Supervisory Committee, Directors, Supervisors and senior management of the Company warrant that the contents of this interim report are true, accurate and complete, and there are no misrepresentations, misleading statements or material omissions in this interim report, and severally and jointly accept the related legal responsibility.

2.	All Directors of the Company attended the meeting of the Board to consider this interim report.

3.	The financial report contained in this interim report has been prepared in accordance with the International Financial Reporting Standards and has not been audited.

4.

Wu Yong, Chairman of the Board of the Company, Hu Lingling, Managing Director, Luo Xinpeng, Chief Accountant, and Liu Qiyi, Chief of Finance Department hereby warrant that the financial report contained in this interim report is true, accurate and complete.

5.	The Board of the Company decided not to distribute any profit or transfe any common reserve to increase share capital during the reporting period.

6.	Declaration of risks with respect to forward-looking statements.

Forward-looking statements including future plans and development strategies contained in this interim report do not constitute any actual commitments to the investors of the Company. Investors are advised to consider the risks.

7.	Is there any non-regular appropriation of fund by the controlling shareholders and their related parties?

No

8.	Is there any violation of the decision-making procedures with respect to the provision of external guarantee?

No

9.	Notice of Material Risks.

This interim report contains details of future potential risks. Please refer to the section headed “Potential risks” in the chapter “Report of the Directors (Including Management Discussion and Analysis)” for details.

		Contents

Chapter 1	Definitions	4

Chapter 2	Company Profile and Major Financial Indicators	6

Chapter 3	Summary of the Company’s Business	10

Chapter 4	Report of the Directors (Including Management Discussion and Analysis)	12

Chapter 5	Matters of Importance	24

Chapter 6	Changes in Ordinary Share and Particulars of Shareholders	38

Chapter 7	Information Regarding Preference Shares	43

Chapter 8	Directors, Supervisors, Senior Management and Employees	44

Chapter 9	Information Regarding Corporate Bonds	47

Chapter 10	Financial Report	48

Chapter 11	Documents Available for Inspection	78

GUANGSHEN RAILWAY     2020 INTERIM REPORT

Chapter 1

Definitions

I.	DEFINITIONS

In this report, unless the context otherwise requires, the expressions stated below have the following meanings:

Company reporting period, current period same period last year	Guangshen Railway Company Limited 6 months from January 1 to June 30, 2020 6 months from January 1 to June 30, 2019

A Share(s)	Renminbi-denominated ordinary share(s) of the Company with a par value of RMB1.00 issued in the PRC and listed on the SSE for subscription in Renminbi

H Share(s)	Overseas listed foreign share(s) of the Company with a par value of RMB1.00 issued in Hong Kong and listed on the SEHK for subscription in Hong Kong dollars

ADS	U.S. dollar-denominated American Depositary Shares representing ownership of 50 H Shares issued by depository bank (Trustee) in the United States under the authorization of the Company

PRC	The People’s Republic of China

CSRC	The China Securities Regulatory Commission

SSE	The Shanghai Stock Exchange

SEHK	The Stock Exchange of Hong Kong Limited

NYSE	The New York Stock Exchange

SFO	The Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong)

Listing Rules	The Rules Governing the Listing of Securities on SEHK and/or the Rules Governing the Listing of Stocks on SSE (as the case may be)

Articles	The articles of association of Guangshen Railway Company Limited

CSRG	China State Railway Group Co Ltd (formerly known as China Railway Corporation)

GRGC, largest shareholder	China Railway Guangzhou Group Co., Ltd. (formerly known as Guangzhou Railway (Group) Company)

GZIR	Guangdong Guangzhu Intercity Rail Transportation Company Limited

WGPR	Wuhan-Guangzhu Passenger Railway Line Co., Ltd.

GSHER	Guangzhou-Shenzhen-Hong Kong Express Rail Link Company Limited

GZR	Guangzhou-Zhuhai Railway Company Limited

XSR	Xiamen-Shenzhen Railway Company Limited

GSR	Ganzhou-Shaoguan Railway Company Limited

GGR	Guiyang-Guangzhou Railway Company Limited

NGR	Nanning-Guangzhou Railway Company Limited

PRDIR	Guangdong Pearl River Delta Inter-city Railway Traffic Company Limited

MZR	MaoZhan Railway Company Limited

SMR	Guangdong Shenmao Railway Company Limited

MSR	Guangdong Meizhou-Shantou Passenger Railway Line Company Limited

GMSR	Guangmeishan Railway Limited Company

SR	Guangdong Sanmao Railway Limited Company

GUANGSHEN RAILWAY     2020 INTERIM REPORT

Chapter 2

Company Profile and Major Financial Indicators

I.	COMPANY INFORMATION

Chinese name of the Company	廣深鐵路股份有限公司
Chinese name abbreviation of the Company	廣深鐵路
English name of the Company	Guangshen Railway Company Limited
Legal representative of the Company	Wu Yong
Place of incorporation of the Company	A joint stock limited company incorporated in the PRC

II.	CONTACT PERSON AND CONTACT INFORMATION

	Secretary to the Board	Representative of Securities Affairs
Name	Tang Xiangdong	Deng Yanxia
Contact Address	No. 1052 Heping Road, Luohu District,	No. 1052 Heping Road, Luohu District,
	Shenzhen, Guangdong Province	Shenzhen, Guangdong Province
Tel.	(86) 755-25588150	(86) 755-25588150
Fax.	(86) 755-25591480	(86) 755-25591480
E-mail	ir@gsrc.com	ir@gsrc.com

III.	CHANGES IN BASIC INFORMATION

Company’s Registered Address	No. 1052 Heping Road, Luohu District, Shenzhen, Guangdong Province
Postal Code of Company’s Registered Address	518010
Company’s Place of Business	No. 1052 Heping Road, Luohu District, Shenzhen, Guangdong Province
Postal Code of the Company’s Place of Business	518010
Company Website	http://www.gsrc.com
E-mail	ir@gsrc.com
Query Index of Changes during the Reporting Period	Nil

IV.	CHANGES IN INFORMATION DISCLOSURE AND RESERVE ADDRESS

Newspapers specified by the Company for information disclosure	China Securities Journal, Securities Times, Shanghai Securities News, Securities Daily
Websites specified by CSRC to publish the interim report	http://www.sse.com.cn http://www.hkexnews.hk http://www.gsrc.com
Reserve address of the Company’s interim report	No. 1052 Heping Road, Luohu District, Shenzhen, Guangdong Province
Query Index of Changes during the Reporting Period	Nil

V.	SHARES INFORMATION OF THE COMPANY

Type of Shares	Stock Exchange	Stock Short Name	Stock Code
	of listed shares
A Share	SSE	廣深鐵路	601333
H Share	SEHK	GUANGSHEN RAIL	00525
ADS	NYSE	—	GSH

VI.	OTHER RELEVANT INFORMATION

Accounting firm engaged by the Company (domestic)	Name	PricewaterhouseCoopers Zhong Tian LLP
	Office Address	11/F, PricewaterhouseCoopers Center, Link Square 2, 202 Hu Bin Road, Huangpu District, Shanghai, China
	Name of signing auditors	Yao Wenping, Liu Jingping
Accounting firm engaged by the Company (overseas)	Name	PricewaterhouseCoopers
	Office Address	22nd Floor, Prince’s Building, Central, Hong Kong
Legal advisor as to PRC law	Name Office Address	Beijing Grandway Law Office 12/F, Block C, Skyworth Building, 8 South One Street, Hi-Tech Zone, Nanshan District, Shenzhen
Legal advisor as to Hong Kong law	Name	Cleary Gottlieb Steen & Hamilton (Hong Kong)
	Office Address	37th Floor, Hysan Place, 500 Hennessy Road, Hong Kong
Legal advisor as to United States law	Name Office Address	Jones Day 31st Floor, Edinburgh Tower, The Landmark, 15 Queen’s Road Central, Central, Hong Kong
Registrar for A Shares	Name	China Securities Depository and Clearing Corporation Limited Shanghai Branch
	Office Address	36th Floor, China Insurance Building, No. 166 Lujiazui East Road, Pudong New District, Shanghai
Registrar for H Shares	Name	Computershare Hong Kong Investor Services Limited
	Office Address	Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong
Depository	Name	JPMorgan Chase Bank, N.A.
	Office Address	13th Floor, No. 4 New York Plaza, New York, USA
Principal banker	Name	Construction Bank of China Shenzhen Branch Jiabin Road Sub-branch
	Office Address	1st to 4th Floors, Jinwei Building, Jiabin Road, Shenzhen, China

GUANGSHEN RAILWAY     2020 INTERIM REPORT

VII.	MAJOR ACCOUNTING DATA AND FINANCIAL INDICATORS OF THE COMPANY

	(Unit: RMB thousand)
Total assets	36,453,606	36,893,133	(1.19)
Net assets (excluding interests of minor shareholder)	28,136,731	29,175,726	(3.56)
Net assets per share (RMB/Share)	3.97	4.12	(3.64)

			Increase/
			decrease
			for the
			reporting
			period
			compared
	Reporting		with the
	period		same period
	(From January	Same period	last year
	to June)	last year	(%)
Total revenue	7,456,900	10,186,929	(26.80)
Total operating expenses	8,222,811	9,153,922	(10.17)
Profit from operations	(761,501)	1,057,792	(171.99)
Profit before tax	(785,720)	1,016,837	(177.27)
Consolidated profit attributable to shareholders	(613,983)	762,160	(180.56)
Basic earnings per share (RMB/Share)	(0.09)	0.11	(181.82)
Earnings per ADS (RMB/Unit)	(4.33)	5.38	(180.48)
Net cash generated from operating activities	525,857	1,365,426	(61.49)
Net cash generated from operating activities per share (RMB/Share)	0.07	0.19	(63.16)

Note:

During the reporting period, revenue, profit from operations, profit before tax, consolidated profit attributable to shareholders, net cash generated from operating activities and other indicators of the Company have dropped dramatically year-on-year, mainly due to the significant decrease in revenue from passenger and freight transportation and the decrease in operating revenue which significantly outweighed the decrease in operating expenses under the impact of the novel coronavirus (“COVID-19”) outbreak during the reporting period. For a detailed analysis of the operating revenue and the operating expenses for the reporting period, please refer to the chapter “Report of the Directors (Including Management Discussion    and Analysis)” in this interim report.

VIII.	DIFFERENCES IN ACCOUNTING DATA UNDER CHINESE AND INTERNATIONAL ACCOUNTING STANDARDS

☐  Applicable    ☒  Not Applicable

GUANGSHEN RAILWAY    2020 INTERIM REPORT

Chapter 3

Summary of the Company’s Business

I.	PRINCIPAL ACTIVITIES, BUSINESS MODEL AND INDUSTRY FACT SHEET DURING THE REPORTING PERIOD

(1)	Principal Activities and Business Model

During the reporting period, as a railway transportation enterprise, the Company has primarily been operating passenger and freight transportation businesses. It has also operated the Hong Kong Through    Train passenger services in cooperation with MTR Corporation Limited, and provided railway operation services for commissioned transportation for other railway companies such as WGPR, GZIR, GSHER, GZR, XSR, GSR, NGR, GGR, PRDIR, MZR, SMR and MSR.

(2)	Industry Fact Sheet

Being the aorta of the nation’s economy, a key infrastructure, a significant project for people’s livelihood, the backbone of an integrated transportation system and one of the main means of transportation, the railway is of crucial importance for the nation’s economic and social development. Since the State Council of the PRC approved the implementation of the Medium to Long Term Plan for Railway Network Development （《中長期鐵路網規劃》）in 2004, railways in China have experienced exponential development. On the whole, the tight capacity of the Chinese railways has now been alleviated, the bottle neck restriction has been eliminated, and economic and social development needs have been met. However, when benchmarking with the requirements for a new normal of economic developments, other transportation forms and the advanced levels of developed countries, China’s railway still faces deficiencies such as incomplete layout, low operational efficiency and rather severe structural conflicts. By the end of 2019, the nationwide railways in operation reached 139,000 kilometers; among which, the high-speed railways in operation ran over 35,000 kilometers. During 2019, the railways nationwide had achieved a passenger traffic volume of 3.660 billion people, representing a year-on-year increase of 8.4%; meanwhile, the outbound freight tonnage had reached 4.389 billion tonnes, representing a year-on-year increase of 7.2%.

In the first half of 2020, under the impact of the novel coronavirus (“COVID-19”) outbreak, there was a significant decrease in passenger traffic volume of the railways nationwide, the passenger traffic volume was 0.818 billion people, representing a year-on-year decrease of 53.9%. However, the railway passenger flow has been recovering gradually since March, and the passenger traffic volume of the railways nationwide had reached 166 million people in June. Meanwhile, the nationwide railways actively adopted the measure of “replenishing customers with goods（以貨補客）”, to fully support the promotion of “Highway Transportation to Railway Transportation （ 公 轉 鐵 ）”, and to spare no effort in pandemic prevention and control and the transportation of essential supplies, and reduced freight and miscellaneous expenses and the logistics cost of enterprises. With the formulation of transportation plans under the principle of “one enterprise, one policy” to safeguard the transportation of raw materials and finished goods required by enterprises for the resumption of operation and production, the freight transportation businesses of the nationwide railways had been on the right track. The outbound freight tonnage of the first half had reached 2.149 billion tonnes, representing a year-on-year increase of 1.8%.

II.	EXPLANATION OF SIGNIFICANT CHANGES IN THE MAJOR ASSETS OF THE COMPANY DURING THE REPORTING PERIOD

For an explanation of the significant changes in the major assets of the Company during the reporting period, please refer to the section headed “Analysis of Assets and Liabilities” in the chapter headed “Report of the Directors (Including Management Discussion and Analysis)” in this interim report.

III.	SIGNIFICANT CHANGES IN CORE COMPETENCIES DURING THE REPORTING PERIOD

During the reporting period, there was no significant changes in the core competencies of the Company.

GUANGSHEN RAILWAY    2020 INTERIM REPORT

Chapter 4

Report of the Directors

(Including Management Discussion and Analysis)

I.	DISCUSSION AND ANALYSIS ON THE OPERATION OF THE COMPANY DURING THE REPORTING PERIOD

In the first half of 2020, the operating revenue of the Company was RMB7,457 million, representing a decrease of 26.80% as compared to RMB10,187 million for the same period of last year; among which, revenue from passenger transportation, freight transportation, railway network usage and other transportation-related services, and other businesses were RMB1,729 million, RMB736 million, RMB4,621 million and RMB372 million respectively, accounting for 23.18%, 9.87%, 61.97% and 4.98% of the total revenue respectively; loss from operations amounted to RMB762 million, representing a decrease of 171.99% from the profit from operations of RMB1,058 million for the same period last year; consolidated loss attributable to shareholders was RMB614 million, representing a decrease of 180.56% from the consolidated profit attributable to shareholders of RMB762 million for the same period last year.

(1) Analysis of principal operations

1. Analysis of changes in items of financial statements

	(Unit: RMB thousand)
Item	Current period	Same period last year	Change (%)
Operating revenue	7,456,900	10,186,929	(26.80)
Operating expenses	8,222,811	9,153,922	(10.17)
Depreciation of financial assets	10,554	—	100.00
Income tax expenses	(172,806)	256,749	(167.31)
Net cash flows from operating activities	525,857	1,365,426	(61.49)
Net cash flows from investing activities	(578,381)	(1,183,111)	(51.11)
Net cash flows from financing activities	(30,375)	—	100.00

2. Revenue

(1) Passenger Transportation

Passenger transportation, which is the most important transportation business segment of the Company, includes the transportation businesses of Guangzhou-Shenzhen inter-city trains, long-distance trains and Hong Kong Through Trains. The table below sets forth the revenue from passenger transportation and passenger traffic volume for this period in comparison with those from the same period last year:

	Current period	Same period last year	Change (%)
Passenger transportation revenues (RMB ten thousand)	172,868	407,609	(57.59)
— Guangzhou-Shenzhen inter-city trains	61,829	153,195	(59.64)
— Through Trains	1,453	16,984	(91.44)
— Long-distance trains	96,211	208,702	(53.90)
— Other revenues from passenger transportation	13,375	28,728	(53.44)
Passenger traffic volume (persons)	17,873,745	43,733,669	(59.13)
— Guangzhou-Shenzhen inter-city trains	6,922,862	20,413,856	(66.09)
— Through Trains	104,998	1,208,070	(91.31)
— Long-distance trains	10,845,885	22,111,743	(50.95)
Total passenger-kilometers (‘00 million passenger-kilometers)	56.45	125.55	(55.04)

•

The decrease in revenue from passenger transportation and passenger traffic volume was mainly due to the following: Under the impact of the COVID-19 outbreak, passengers’ willingness    of travelling had significantly reduced, resulting in a drastic reduction in the number of trains in operation and thus a significant decrease in the passenger traffic volume and revenue from passenger transportation accordingly.

GUANGSHEN RAILWAY    2020 INTERIM REPORT

(2) Freight Transportation

Freight transportation forms an important part of the Company’s transportation business. The table below    sets forth the revenue from freight transportation and outbound freight volume for the current period as compared with the same period last year:

	Current period	Same period last year	Period- on-period increase/ decrease (%)
Revenue from freight transportation (RMB ten thousand)	73,593	91,758	(19.80)
— Revenue from freight charges	63,556	80,406	(20.96)
— Other revenue from freight transportation	10,037	11,352	(11.58)
Outbound freight volume (tonnes)	6,979,249	7,818,161	(10.73)
Full-distance volume of outbound freight traffic (’00 million tonne-kilometers)	55.02	70.30	(21.74)

•

The decrease in revenue from freight transportation and outbound freight volume was mainly due to the following: Under the impact of the COVID-19 outbreak, enterprises suspended their operation and production causing lack of supply, and certain sources of supply switched to deliver by road transportation under the waiver of toll fees charged for passing through highways during the pandemic, resulting in a decrease in outbound freight volume and revenue from freight transportation.

(3) Railway Network Usage and Other Transportation Services

Railway network usage and other transportation services provided by the Company mainly include passenger and freight transportation railway network usage, provision of railway operation services, locomotive and passenger car leasing, passenger services and luggage transportation. The table below sets forth the revenue from railway network usage and other transportation services for the current period in comparison with those of the same period last year:

	Current period	Same period last year	Period- on-period increase/ decrease (%)
Revenue from railway network usage and other transportation services (RMB ten thousand)	462,076	474,047	(2.53)
(a) Railway network usage services	166,777	205,302	(18.77)
(b) Other transportation services	295,299	268,745	9.88
— Railway operation	187,006	175,346	6.65
— Other services	108,293	93,399	15.95

•

The decrease in revenue from railway network usage services was mainly due to the following: Under the impact of the COVID-19 outbreak, the number of trains in operation had significantly reduced and the revenue from railway network usage services decreased accordingly.

•

The increase in revenue from other transportation services was mainly due to the following: (a) revenue from railway network usage services increased due to the Company’s acquisition of freight transportation assets and related employees held by its related parties, namely GMSR and SR, by the end of last year, and the provision of commissioned freight transportation services; (b) revenue from the provision of railway operation services for other railway enterprises by the Company slightly increased.

GUANGSHEN RAILWAY     2020 INTERIM REPORT

(4) Other Businesses

The Company’s other businesses mainly include train repairs, on-board catering services, leasing, sales of materials and supplies, sales of goods and other businesses that are related to railway transportation. During the first half of 2020, revenue from other businesses was RMB372 million, representing a decrease of 17.95% as compared to RMB453 million for the same period last year. The decrease was mainly due to the following: Under the impact of the COVID-19 outbreak, the number of trains in operation had significantly reduced and the revenue from on-board catering, sales of materials and supplies and sales of goods decreased accordingly.

3. Costs

			(Unit: RMB thousand)
Business Segment	Current period	Same period last year	Period- on-period increase/ decrease (%)
Railway business	7,838,583	8,710,701	(10.01)
Other businesses	384,228	443,221	(13.31)
Total	8,222,811	9,153,922	(10.17)

•

The increase or decrease in costs of railway business was mainly due to the following: wages and welfare expenses remained almost flat as an increase in wages due to the Company’s acquisition of freight transportation assets and related employees held by its related parties, namely GMSR and SR, by the end of last year, offset a decrease in wage surcharge due to the temporary exemption from payment of social insurance premiums implemented by local governments to support enterprises amid fight against the COVID-19 pandemic; (2) under the impact of the COVID-19 outbreak, the business volume of passenger and freight transportation decreased, and the expenses from the costs of related equipment rental and service fees, consumption of materials and utilities, maintenance expenses and passenger service fees decreased accordingly; (3) other expenses such as the anti-pandemic expenses paid increased in support of pandemic prevention and control efforts.

•

The decrease in costs of other businesses was mainly due to the following: (1) wage surcharge decreased due to the temporary exemption from payment of social insurance premiums implemented by local governments to support enterprises amid fight against the COVID-19 pandemic;

(2) under the impact of the COVID-19 outbreak, the business volume of other businesses decreased, and the related wages, consumption of materials and utilities and other expenses decreased accordingly.

4. Expenses

				(Unit: RMB thousand)
Item	Current period	Same period last year	Period- on-period increase/ decrease (%)	Major reason(s) for the changes
Depreciation of financial assets	10,554	—	100.00	The increase in trade receivables and the increase in provision of bad debts.
Income tax expenses	(172,806)	256,749	(167.31)	The decrease in operating revenue which resulted in loss of total profit.

5. Cash Flow

				(Unit: RMB thousand)
	Current period	Same period last year	Period- on-period increase/ decrease (%)	Major reason(s) for the changes
Net cash flows from operating activities	525,857	1,365,426	(61.49)	The decrease in operating revenue which resulted in decrease in sales of goods and decrease in cash received from provision of services.
Net cash flows from investing activities	(578,381)	(1,183,111)	(51.11)	The decrease in purchasing and construction costs of fixed assets.
Net cash flows from financing activities	(30,375)	—	100.00	The repayment of leased liabilities.

GUANGSHEN RAILWAY     2020 INTERIM REPORT

(2) Analysis of assets and liabilities

				(Unit: RMB thousand)
Item	Amount at the end of current period	Amount at the end of previous year	Changes in amount from the end of previous period to the end of current period (%)	Major reason(s) for the changes
Deferred tax assets	464,076	291,250	59.34	The increase in deductible losses.
Contract liabilities	162,852	458,820	(64.51)	The decrease in advance payments from transportation services.
Dividend payable	437,901	12,890	3,297.21	The outstanding payment of the declared final cash dividend of 2019.
Income tax payable	412	250,594	(99.84)	The decrease in the enterprise income tax.
Accruals and other payables	3,095,811	2,355,560	31.43	The delayed payment of social insurance premiums and housing provident fund.

(3) Analysis of investment positions

During the reporting period, the Company did not invest in securities such as stocks, warrants or convertible bonds, and did not hold or deal in equity interests in other listed companies and non-listed financial enterprises.

1. Significant investments in equity interests

☐   Applicable   ☒   Not Applicable

2. Significant non-equity investments

		(Unit: RMB ten thousand)
Improvements of automatic blocking and computer inter-locking equipment of the section from Guangzhou to Pingshi of Beijing-Guangzhou railway	72,651	68%	—	49,361
Improvements of system adaptability of the traction power supply system of the section from Pingshi to Guangzhou of Beijing-Guangzhou railway	58,499	68%	450	39,889
Expansion project of the Guangzhou North vehicle section	37,600	79%	1,754	29,591
Construction of public rental houses for staff in Shipai of Guangzhou area	35,000	56%	910	19,648

3. Financial assets measured at fair value

At the end of the reporting period, the Company had financial assets measured at fair value and changes included in other comprehensive income with a carrying amount of RMB351,045,000. During the reporting period, there was no changes in fair value of these assets.

GUANGSHEN RAILWAY     2020 INTERIM REPORT

(4) Disposal of major assets and equity interests

☐   Applicable   ☒   Not Applicable

(5) Analysis of major holding and investee companies

During the reporting period, the Company did not have net profit from a single subsidiary or investment income from a single investee company with an amount exceeding 10% of the Company’s net profit.

II.	OPERATING OUTLOOK AND FOCUS TASKS FOR THE SECOND HALF OF 2020

Looking forward to the second half of 2020, the economic development of China and the political and economic situations across the globe will remain suffered from the COVID-19 outbreak. On one hand, despite the economic growth of China achieving a turnaround from negative to positive in the second quarter with main indicators showing restorative growth while certain indicators were still declining, the national economic trends will continue to depend primarily on the progress of pandemic prevention and control; on the other hand, the spread of COVID-19 pandemic around the world compelled the readjustment of global industrial and supply chains, and aroused trade protectionism and political and economic tensions worldwide and region-wide, resulting in a dramatic increase in external risks and challenges. In China, the situation at home and abroad remains complex and grim along with higher uncertainty and volatility in economic growth.

Against the backdrop of the abovementioned operating environment, the Company will raise high the banner of Xi Jingping’s Great Thought on Socialism with Chinese Characteristics for a New Era, and resolutely implement the decision and deployment of the nation and competent industry departments regarding the coordinated implementation of pandemic prevention and control and the promotion of economic and social development, with an aim to prevent and control the pandemic on one hand, and make headway on key tasks on the other hand, to ensure the railway passenger and freight transportation running in a safe, stable and orderly manner as well as stable prevention and control of the pandemic in railway stations and on trains as whole. With all these efforts, the Company is committed to helping enterprises to resume operation and production, contributing to the stable operation of the economy and the society and focusing on the following tasks:

(1)

Passenger transportation business: Firstly, strengthening the passenger traffic volume analysis to provide passenger flow-based transportation services under the goal of rendering the best transportation services to the fullest by flexible and differentiated capacity supply of passenger transportation according to the passenger flow; secondly, monitoring the capacity utilization rate of each station and every train and the change in the number of remaining tickets in real time to optimize and adjust the strategy of ticket sales in a timely manner; thirdly, paying close attention to the changes in tourism policies of various places and opening up boutique routes with the arrangement of sufficient short-distance transportation capacity in areas for outings and intra-provincial tours where demand is concentrated and the addition of EMU trains in popular tourist destinations.

(2)

Freight transportation business: Firstly, ensuring safe and smooth running of railway transportation, and sparing no effort in pandemic prevention and control and the transportation of essential supplies by the implementation of priority transportation, priority train loading and priority train coupling; secondly, actively connecting with enterprise shippers and formulating transportation plans under the principle of “one enterprise, one policy” to safeguard the transportation of raw materials and finished goods required by enterprises during the resumption of operation and production; thirdly, implementing the national policies to reduce tax and fees and reducing freight and miscellaneous expenses and the logistics cost of enterprises so as to promote the resumption of operation and production of enterprises.

(3)

Operational management: Firstly, facilitating the in-depth implementation of cutting costs and expenses, and strictly controlling the costs, expenses and expenditures in order to slash costs and boost efficiency; secondly, strengthening the budget management and centralized management of capital to ensure the safety of capital, and reducing the capital costs to improve the effectiveness and efficiency of the use of capital.

III.	OTHER DISCLOSURE

(1) Warning and description of forecast of cumulative net profit (for the period from the beginning of the year to the end of the next reporting period) to be at loss or with significant change as compared with the same period last year

As the COVID-19 pandemic had material adverse impact on the production and operation of the Company, losses were recorded in the interim results of the Company in 2020.

Up to date, the pandemic in the PRC is under effective control, the economic order in the PRC is under recovery, and the transportation and production of the Company gradually returned to normal, but considering the global spread of COVID-19, and the implementation of the pandemic prevention and control measure of “guarding against imported cases and preventing a resurgence of local outbreak” in the PRC,    the Company expected that the COVID-19 pandemic will continue to have adverse impact on its production and operation, and may lead to a material change in the recurring gain or loss of the Company in the third quarter of 2020 as compared with the same period last year.

GUANGSHEN RAILWAY     2020 INTERIM REPORT

(2) Potential risks

Macro-economic risk	Railway transportation industry is highly related to macro-economic development conditions and may be greatly affected by macro-economic environment. If the macro- economic environment deteriorates, the Company’s operation results and financial condition may be adversely affected.	The Company will pay close attention to the changes in international and domestic macro- economic conditions, to strengthen analysis and study on factors affecting railway transportation industry and be committed to achieve stability in the Company’s production and operation by adjusting the Company’s development strategy in response to market change timely.

Policy and regulatory risk	Railway transportation industry may be greatly affected by government policies and regulations. With changes in domestic and international economic environment and reform and development of railway transportation industry, corresponding adjustment may be required for relative laws and regulations and industrial policies. These changes may incur uncertainties to the Company’s business development and operation results in the future.	The Company will proactively engage in different seminars for improvement of industrial polices and regulations development, study the latest changes in policies and regulations, capture the development opportunities brought by amendments in policies and regulations and adopt a prudent approach in addressing uncertainties caused by the changes in policies and regulations.

Transportation safety risk	Transportation safety is the prerequisite and foundation for normal operation and good reputation of railway transportation industry. Bad weather, mechanical failures, human error and other force majeure may impose adverse impact on the transportation safety of the Company.	The Company proactively participates in transportation safety meetings held by authorities of the industry to understand the transportation safety conditions oftheCompany,deployresourcesintransportation safety management, establish and optimize safety risk management and control and intensify the training of safety knowledge and capability of transportation personnel.

Market competition risk	Competition exists in certain markets between aviation, road and water transportation and railway transportation. In addition, with the development in railway transportation industry, a range of high-speed railways and inter-city railways has commenced operation. Internal competition within railway transportation industry also intensifies. The Company may be subject to greater competitive pressure in the future, which in turn constitutes impact on the operation results of the Company.	The Company will take proactive actions in addressing market competition by leveraging the advantages of “safe, comfortable, convenient, timely” of railway transportation, improving service facilities and enhancing service quality. In respect of freight transportation, the Company will spare great efforts to increase the efficiency, turnover rate and trip frequency of freight trains. In addition, the Company will strengthen the analysis and research on railway transportation market, and proactively apply to authorities of the industry for adding new long-distance trains in areas not covered by high-speed railways.

Financial risk	The operating activities of the Company are subject to various financial risks, such as exchange rate risk, interest risk, credit risk and liquidity risk.	The Company has established a set of managerial procedures to deal with financial risks with focus on the uncertainties of financial market, which are designated to minimize the potential adverse impact on the financial performance of the Company. For more detailed analysis, please refer to “Note 4 to the financial statements”.

(3) Other disclosures

1. Liquidity and source of funding

During the reporting period, the principal source of funding of the Company was revenue generated from operating activities. The funds were mainly used for operating and capital expenses, payment of taxes, etc. The Company has sufficient cash flow and believes that it has sufficient working capital, bank facilities and other sources of funding to meet its operation and development needs.

As of the end of the reporting period, the Company had no borrowings of any form. The Company’s capital commitments and operating commitments as of the end of the reporting period are set out in Note 14 to the financial statements.

As of the end of the reporting period, the Company had no charges nor guarantees on any of its assets, and had no entrusted deposits. The gearing ratio (calculated by the balance of liabilities as of the end of the period divided by the balance of total assets as of the end of the period) of the Company was 22.91%.

2. Material investments held, material acquisitions and disposals of subsidiaries and associates, and future plans of material investments or acquisitions of capital assets

During the reporting period, the Company had no material investment, had not carried out any material acquisition or disposal of subsidiaries and associates, and had no definite plan for material investment or acquisition of capital assets.

3. Risk of foreign exchange rate fluctuations and related hedges

The Company’s exposure to foreign exchange risks was mainly related to USD and HKD. Apart from payments for imported purchases and dividend paid to foreign investors, which are settled in foreign currencies, other major operational businesses of the Company are all settled in RMB. RMB is not freely convertible into other foreign currencies, and its conversion is subject to the exchange rates and regulations of foreign exchange control promulgated by the PRC government. Any foreign currency denominated monetary assets and liabilities are subject to the risks of foreign exchange rate fluctuations.

The Company has not used any financial instruments to hedge its foreign exchange risks. Currently, its foreign exchange risks are minimized mainly through monitoring the size of transactions in foreign currencies and foreign currency denominated assets and liabilities.

4. Contingent liabilities

During the reporting period, the Company had no contingent liability.

GUANGSHEN RAILWAY     2020 INTERIM REPORT

Chapter 5

Matters of Importance

I.	SUMMARY OF GENERAL MEETINGS

Annual General Meeting of 2019	16 June 2020	Website of SSE (www.sse.com.cn) HKExnews Website of SEHK (www.hkexnews.hk)	17 June 2020 16 June 2020

II.	PLANS FOR PROFIT DISTRIBUTION OR COMMON RESERVE CAPITALIZATION

Distribution or Capitalization    No

III.	FULFILLMENT OF COMMITMENTS

Commitment background	Commitment type	Parties	Contents of commitment	Date and term of commitment	Execution time limit	Strict Compliance
	Resolve industry competition	GRGC	GRGC and any of its subsidiaries will not engage, directly or indirectly, by any means, in any business activities that may compete with the railway transportation and related businesses of the Company within the service territory of the Company. After the acquisition of the transportation operational assets and businesses of Guangzhou-Pingshi Railway, GRGC and any of its subsidiaries will not compete with the Company either.	—	No	Yes

Commitment related to initial public offerings	Resolve connected transactions	GRGC	GRGC will reduce the number of connected transactions as much as practicable in its operation relations with the Company. For necessary connected transactions, GRGC will perform these connected transactions on the basis of openness, justice and fairness without abusing its position as the largest shareholder and behaving in a manner that is detrimental to the interests of the Company.	—	No	Yes

Other commitments	Other	GRGC	GRGC leased the occupied land in the Guangzhou- Pingshi section to the Company after acquiring such land by means of authorized operation. The leasing agreement entered into by the Company and GRGC became officially effective on 1 January 2007, pursuant to which, the land use right for the Guangzhou-Pingshi Railway line was leased to the Company by GRGC for a leasing term of 20 years. It has been agreed by the two parties that the annual land rent should not exceed RMB74 million.	20 years	Yes	Yes

	Other	GRGC	GRGC has issued a letter of commitment to the Company in October 2007, in relation to the enhancement of the management of undisclosed information.	October 2007	No	Yes

IV.	ENGAGEMENT AND DISMISSAL OF ACCOUNTING FIRMS

On 16 June 2020, the Company held the 2019 Annual General Meeting and resolved to re-appoint PricewaterhouseCoopers Zhong Tian LLP (Special General Partnership) and PricewaterhouseCoopers as the auditors of the Company for the year of 2020.

V.	BANKRUPTCY, RESTRUCTURING AND INCIDENTS OF SUSPENSION OF LISTING OR TERMINATION OF LISTING

☐  Applicable   ☒  Not Applicable

GUANGSHEN RAILWAY     2020 INTERIM REPORT

VI.	MAJOR LITIGATION AND ARBITRATION

☐ The Company had material litigation and arbitration during the reporting period

☒ The Company did not have material litigation and arbitration during the reporting period

VII.	PUNISHMENT ON THE LISTED COMPANY, ITS DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT, CONTROLLING SHAREHOLDERS, DE FACTO CONTROLLER AND PURCHASER AND THE RECTIFICATION THEREOF

☐   Applicable   ☒   Not Applicable

VIII.	EXPLANATION OF INTEGRITY OF THE COMPANY, ITS CONTROLLING SHAREHOLDERS AND DE FACTO CONTROLLER DURING THE REPORTING PERIOD

☐   Applicable   ☒   Not Applicable

IX.	THE COMPANY’S SHARE INCENTIVE SCHEME, EMPLOYEE STOCK OWNERSHIP PLAN, OR OTHER EMPLOYEES’ INCENTIVE MEASURES AND THEIR IMPACTS

☐   Applicable   ☒   Not Applicable

X.	TRANSACTIONS OF ASSETS AND MERGERS OF ENTERPRISE

☐   Applicable   ☒   Not Applicable

XI.	MATERIAL CONNECTED TRANSACTIONS

(1) Connected transactions related to daily operations

During the reporting period, the related party transactions in relation to daily operations entered by the Company are set out in Notes 15 and 16 to the financial statements. The Company confirmed that the following transactions are connected transactions (including continuing connected transactions) described under Chapter 14A of the Listing Rules of SEHK, and at the same time constitute related party transactions described under Notes 15 and 16 to the financial statements. With regard to the following transactions, the Company has complied with the rules and requirements of Chapter 14A of the Listing Rules of SEHK.

1. Transactions conducted with GRGC and its subsidiaries

				(Unit: RMB thousand)
Parties	Connected relationship	Type of transaction	Description of transaction	Basis of pricing for the transaction	Amount of transaction
GRGC and its subsidiaries	Largest shareholder and its subsidiaries	Provision of services	Train services	By consultation according to full cost pricing, or settle according to price determined by CSRG	802,179
GRGC and its subsidiaries	Largest shareholder and its subsidiaries	Provision of services	Railway network usage services settled through CSRG	Settled according to the prices determined by CSRG	577,633
Subsidiaries of GRGC	Subsidiaries of the largest shareholder	Provision of services	Railway operation services	Based on agreement according to cost plus pricing	458,648
GRGC and its subsidiaries	Largest shareholder and its subsidiaries	Sales of goods	Sales of materials and supplies	By consultation according to full cost pricing	10,528
GRGC and its subsidiaries	Largest shareholder and its subsidiaries	Services received	Train services	By consultation according to full cost pricing, or settled according to the prices determined by CSRG	473,423
GRGC and its subsidiaries	Largest shareholder and its subsidiaries	Services received	Railway network usage services settled through CSRG	Settled according to the prices determined by CSRG	893,030
GRGC and its subsidiaries	Largest shareholder and its subsidiaries	Services received	Repair and maintenance services	By consultation according to full cost pricing	50,460
GRGC and its subsidiaries	Largest shareholder and its subsidiaries	Purchase of goods	Purchase of materials and supplies	By consultation according to full cost pricing	186,075
GRGC and its subsidiaries	Largest shareholder and its subsidiaries	Services received	Construction work services	Based on fixed amount approved by national railway works	138,836

GUANGSHEN RAILWAY     2020 INTERIM REPORT

2. Transactions conducted with CSRG and other railway enterprises

(Unit: RMB thousand)

Parties	Connected relationship	Type of transaction	Description of transaction	Basis of pricing for the transaction	Amount of transaction
CSRG and other railway enterprises	De facto controller of the largest shareholder and its subsidiaries	Provision of services	Train services	By consultation according to full cost pricing, or settled according to the prices determined by CSRG	18,057
CSRG and other railway enterprises	De facto controller of the largest shareholder and its subsidiaries	Provision of services	Railway network usage services settled through CSRG	Settled according to the prices determined by CSRG	1,024,427
CSRG and other railway enterprises	De facto controller of the largest shareholder and its subsidiaries	Provision of services	Railway operation services	Based on agreement according to cost plus pricing	1,128,805
CSRG and other railway enterprises	De facto controller of the largest shareholder and its subsidiaries	Provision of services	Truck maintenance services	Settled according to the prices determined by CSRG	183,058
CSRG and other railway enterprises	De facto controller of the largest shareholder and its subsidiaries	Provision of services	Apartment leasing services	By consultation according to full cost pricing	181
CSRG and other railway enterprises	De facto controller of the largest shareholder and its subsidiaries	Services received	Train services	By consultation according to full cost pricing, or settled according to the prices determined by CSRG	9,544
CSRG and other railway enterprises	De facto controller of the largest shareholder and its subsidiaries	Services received	Railway network usage services settled through CSRG	Settled according to the prices determined by CSRG	698,783
CSRG and other railway enterprises	De facto controller of the largest shareholder and its subsidiaries	Services received	Repair and maintenance services	By consultation according to full cost pricing	2,499
CSRG and other railway enterprises	De facto controller of the largest shareholder and its subsidiaries	Purchase of goods	Purchase of materials and supplies	By consultation according to full cost pricing	1,219
CSRG and other railway enterprises	De facto controller of the largest shareholder and its subsidiaries	Services received	Construction work services	Based on fixed amount approved by national railway works	5,486

(2) Connected transactions in relation to acquisition or disposal of assets or equity interests

☐   Applicable   ☒   Not Applicable

(3) Material connected transactions in relation to joint external investment

☐   Applicable   ☒   Not Applicable

(4) Related claims and debts

		(Unit: RMB ten thousand)
		Fund provided to related parties
Related Parties	Connected relationship	Opening balance	Addition	Closing balance
Shenzhen Pinghu Qun Yi Railway Store Loading and Unloading Company Limited	Wholly-owned subsidiary	908	(708)	200
Zengcheng Lihua Stock Company Limited	Controlling subsidiary	1,231	—	1,231

Total		2,139	(708)	1,431
Impact of the related claim and debt on the operating results and financial position of the Company		No significant impact.

(5) Other material connected transactions

☐   Applicable   ☒   Not Applicable

GUANGSHEN RAILWAY     2020 INTERIM REPORT

XII.	MATERIAL CONTRACTS AND IMPLEMENTATION

(1) Trust, contracted businesses and leasing affairs

☐   Applicable    ☒   Not Applicable

(2) Guarantees

☐   Applicable    ☒   Not Applicable

(3) Other material contracts or transactions

During the reporting period, except as disclosed in this interim report, the Company did not enter into any other material contracts or transactions.

XIII.	POVERTY ALLEVIATION BY LISTED COMPANIES

☐   Applicable    ☒   Not Applicable

XIV.	CONVERTIBLE CORPORATE BONDS

☐   Applicable    ☒   Not Applicable

XV.	EXPLANATION OF ENVIRONMENTAL PROTECTION EFFORTS

(1) Explanation of environmental protection efforts taken by companies and their substantial subsidiaries which are the key discharging units announced by the environmental protection department

The Company’s locomotive maintenance depot in Guangzhou is a key waste discharging unit for water environment and a key unit under supervision for soil pollution of Guangzhou for the year of 2020 as announced by the Guangzhou Municipal Ecological Environment Bureau, and the environmental protection information related to the locomotive maintenance depot in Guangzhou has been disclosed in accordance to the related requirements and the specific requirements of the local government authorities. For more details, please visit the website of the Guangzhou Municipal Ecological Environment Bureau at http://112.94.64.160:8013/gzydzf2-enterprise/qyhjbgs/list2018?openMsgTaskId=202004291808100414680&y ear=2020.

(2) Explanation on the environmental protection efforts by the companies other than the key discharging units

☐  Applicable    ☒  Not Applicable

(3) Explanation on the reasons for non-disclosure of environmental protection efforts by the companies other than the key discharging units

☐  Applicable    ☒  Not Applicable

(4) Explanation on the follow-up plans or subsequent changes on the disclosure of environmental protection efforts during the reporting period

☐  Applicable     ☒  Not Applicable

XVI.	CORPORATE GOVERNANCE

(1) Summary of Corporate Governance

Since the listing of the Company on the SEHK and the NYSE in 1996 and on the SSE in 2006, the Company has been continuously improving its corporate governance structure, perfecting the internal control and management systems, enhancing information disclosures and regulating its operation in accordance with the relevant domestic and overseas listing rules and regulatory requirements, after taking into account the actual status of the affairs of the Company. General meetings, the Board and the Supervisory Committee of the Company have clearly defined powers and duties, each assuming and performing its specific responsibilities and making its own decisions in an independent, efficient and transparent manner. Currently, there is no material difference between the status quo of the Company’s corporate governance structure and the regulatory documents of the regulatory authorities of the places of listing of the Company’s stocks relating to corporate governance of a listed company.

During the reporting period, in view of the highly centralized and systematic transportation management over the nationwide railway network, it is necessary for the Company’s largest shareholder, GRGC, to obtain the Company’s financial information in order to exercise its administrative functions as an industry leader according to the law and administrative regulations. In this regard, the Company has been providing GRGC with its monthly financial data summaries during the reporting period. Accordingly, the Company meticulously reinforced the management of undisclosed information in accordance with the requirements under the System for the Management of Inside Information and Insiders, and timely reminded the shareholders of their duties in relation to information confidentiality and prevention of insider transactions.

Improvement of corporate governance is a long-term systematic project, which needs continuous improvement and enhancement. The Company will, as it has always had, continue to promptly update and improve its internal systems according to the relevant regulations, timely discover and solve problems, strengthen its management basis and enhance its awareness of standardized operation and the level of governance to promote the regulated, healthy and sustainable development of the Company.

GUANGSHEN RAILWAY     2020 INTERIM REPORT

(2) The Board

The Board comprises nine members, including three independent non-executive Directors. The executive Directors have years of experience in the railway industry. The independent non-executive Directors come from various industries with different backgrounds and rich experiences and they possess appropriate professional qualifications in accounting or related fields.

The Board has established the audit committee and the remuneration committee to supervise relevant affairs of the Company. Each committee has specific terms of reference, and it reports to and gives advice to the Board on a regular basis.

(3) Audit committee

Members of the audit committee were appointed by the Board. It consists of three independent non- executive Directors, namely, Mr. Frederick Ma Si-Hang (chairman of the audit committee), Mr. Tang Xiaofan and Mr. Qiu Zilong. They possess appropriate academic and professional qualifications or related financial management expertise. The secretary to the Board of the Company, Mr. Tang Xiangdong, is the secretary of the audit committee.

According to the requirements of the Terms of Reference of Audit Committee of the Company, the principal duties of the audit committee include but are not limited to reviewing the financial performance of the Company and its subsidiaries, confirming the nature and scope of audit as well as supervising the establishment of the internal control and compliance with the relevant laws and regulations. It shall also discuss matters raised by the internal auditors, external auditors and regulatory authorities to ensure that all appropriate auditing recommendations are implemented. The audit committee has been provided with adequate resources from the Company to perform its duties.

The 2020 interim report (including the unaudited interim financial statements for the 6 months ended 30 June 2020) of the Company has been reviewed by the audit committee.

(4) Remuneration committee

Members of the remuneration committee of the Company were appointed by the Board. It consists of three independent non-executive Directors and two executive Directors, namely, Mr. Wu Yong, Mr. Hu Lingling, Mr. Frederick Ma Si-Hang (chairman of the remuneration committee), Mr. Tang Xiaofan and Mr. Qiu Zilong.

According to the requirements of the Terms of Reference of Remuneration Committee of the Company, the principal duties of the remuneration committee include reviewing and making recommendations to the Board for the remuneration packages for the Directors and the Supervisors. The remuneration policy of the Company seeks to provide, in accordance with the Company’s business development strategy, reasonable remuneration to attract and retain high caliber executives. The remuneration committee shall obtain the benchmark information from internal and external sources in relation to market remuneration standard, packages offered in the industry and consider the overall performance of the Company when determining the Directors’ and the Supervisors’ emoluments and recommending the Directors’ and the Supervisors’ emoluments to the Board. The remuneration committee has been provided with adequate resources from the Company to perform its duties.

(5) Compliance with the Corporate Governance Code

The Company is always committed to maintaining high standards of corporate governance. During the reporting period, apart from the provision of the Corporate Governance Code on the establishment of a nomination committee, as far as the Company and its Directors are aware, the Company has complied with the relevant code provisions set out in the Corporate Governance Code in Appendix 14 to the Listing Rules of the SEHK.

As of the end of the reporting period, the Board of the Company decided not to set up a nomination committee after prudent consideration of the policy environment and background of the industry to which the Company belongs as well as the corporate governance structure of the Company over a long period of time. According to the requirements of the Articles and the Procedures for Shareholders to Propose a Person for Election as Director, upon expiration of the term of a Director of the Company or there is a vacancy for Director of the Company, shareholders individually or collectively holding three percent or above of the issued shares of the Company may nominate a candidate for non-independent Director by way of a written proposal to the Company; shareholders individually or collectively holding one percent or above of the issued shares of the Company may nominate a candidate for independent Director by way of a written proposal to the Company. Directors of the Company shall be elected at general meetings for a term of office of three years. Upon expiration of his term, Director shall be entitled to be re-elected.

(6) Securities transactions by Directors, Supervisors and senior management and interests on competitive business

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 to the Listing Rules of the SEHK and the Administrative Rules on Shares Held by the Directors, Supervisors and Senior Management of Listed Companies and the Changes Thereof (Zheng Jian Gong Si Zi [2007] No. 56) of CSRC as its own code of conduct regarding securities transactions of the Directors. The Company formulated the Administrative Rules on Shares Held by the Directors, Supervisors and Senior Management of Guangshen Railway Company Limited and the Changes Thereof, which was approved at the 22nd meeting of the fourth session of the Board.

After making specific enquiries with all the Directors, Supervisors and senior management, the Company confirms that during the reporting period, all the Directors, Supervisors and senior management have complied with the required standard set out in the above-mentioned code, rules and regulations and system requirements.

After making specific enquiries with all the executive Directors, non-executive Directors and Supervisors, the Company confirms that during the reporting period, none of the executive Directors, non-executive Directors and Supervisors has held any interests in businesses that compete or may compete with the businesses of the Company directly or indirectly.

GUANGSHEN RAILWAY     2020 INTERIM REPORT

(7) Investor relations

The secretary to the Board of the Company is in charge of information disclosure and investor relations of the Company. The Company has formulated Working Rules of Secretary to the Board and Management Method of Information Disclosure. The Company has strictly fulfilled the obligation of information disclosure and commenced management of investor relations in accordance with the relevant requirements.

The Company advocates a corporate culture that respects investors and holds itself accountable for investors. The Company establishes a smooth communication channel with investors and enhances mutual trust and interaction based on good information disclosure and initiating various investor relations activities, and respects investors’ rights of knowledge and option, while insisting on rewarding its shareholders.

1. Information Disclosure

Credible information disclosure can effectively build a bridge of communication and understanding between investors, regulatory authorities, the public and the Company. This can facilitate a broader and more thorough understanding of the Company’s values. For years, according to the basic principles of openness, impartiality and fairness, the Company has been striving to comply with the requirements of the relevant laws and the Listing Rules, and fulfilling the information disclosure obligations in a timely and accurate manner. The Company takes the initiative to understand investors’ concerns and voluntarily discloses information in response to these concerns so as to increase its transparency.

In the reporting period, the Company timely completed the preparation and disclosure of its 2019 Annual Report, 2019 Report for Self-assessment on Internal Control, 2019 Social Responsibility Report and 2020 First Quarterly Report, and released various announcements and other shareholders’ documents and information disclosing in detail the following information of the Company: operations of the Board, the Supervisory Committee and general meetings, operating conditions, investment, dividends and distribution, corporate governance and so forth. Moreover, the Company consistently maintained to provide in-depth and comprehensive analyses on its operating and financial positions as well as the major factors affecting its business performance in its annual reports and interim reports with a view to strengthening investors’ understanding about the operation, management, and development trends of the Company.

2. Ongoing Communication

On the basis of a competent disclosure of information, the Company maintains an effective two-way communication with investors through various channels and convey information which investors are concerned with, so as to boost their confidence in the Company’s future development. Meanwhile, the Company extensively collects feedback from the market to elevate the standards of the Company’s governance and operations management.

The Company encourages all shareholders to attend the general meetings. The Company had served a notice 45 days prior to the date of the general meeting, and provided the shareholders with any information necessary for them to attend and make decision at the meeting. Each separate matter submitted to the general meeting to consider was put forth respectively as separate resolution. According to the provisions of the Articles, qualified shareholders of the Company have the right to call general meetings in accordance with the established procedures, propose impromptu motions or collect voting rights from other shareholders. Also, a cumulative voting system is adopted when involving more than 2 candidates for the election of the Directors and the Supervisors by the shareholders. At a general meeting, all attending shareholders are entitled to make enquiries to the Directors and the other management regarding the issues in relation to the resolutions. These arrangements are made to protect the rights of minority shareholders and encourage them to fully express their opinions.

The management of the Company attaches importance to the communication with investors. In commencing investor relation activities, the Company has mainly adopted the following means:

(i)	Making the public known the investor hotline, investor relations e-mail box and the Investors’ Message section on the Company’s website, and promptly responding to investors’ enquiries.

(ii)

Properly arranging request of visits and researches from the investors, communicating with the investors with an open-minded attitude, and having built up a direct communication mechanism between investors and the Company.

(iii)

Investors and the public may check out information such as the Company’s basic information, rules for the Company’s corporate governance, information disclosure documents and profiles of Directors, Supervisors and the senior management at any time on the Company’s website.

(iv)	The Company timely handled and replied investors’ messages through the “e-interaction” platform developed by the SSE for listed companies and investors.

GUANGSHEN RAILWAY     2020 INTERIM REPORT

3. Shareholder Return

Since its listing, the Company has always been insisting on rendering returns to shareholders and has been distributing annual cash dividends each year with an aggregate cash dividend payment of approximately RMB12.3 billion. The chart of dividend and distribution over the years since the listing of the Company in 1996 is as follows:

			(Unit: RMB)
Year	Earnings per Share	Dividend per Share	Dividend payout ratio (dividend per Share/ earnings per Share)
1996	0.28	0.10	35.71%
1997	0.19	0.12	63.16%
1998	0.15	0.10	66.67%
1999	0.12	0.12	100.00%
2000	0.11	0.10	90.91%
2001	0.12	0.10	83.33%
2002	0.13	0.10	76.92%
2003	0.12	0.105	87.50%
2004	0.13	0.11	84.62%
2005	0.14	0.12	85.71%
2006	0.16	0.08	50.00%
2007	0.20	0.08	40.00%
2008	0.17	0.08	47.06%
2009	0.19	0.08	42.11%
2010	0.22	0.09	40.91%
2011	0.25	0.10	40.00%
2012	0.19	0.08	42.11%
2013	0.18	0.08	44.44%
2014	0.09	0.05	55.56%
2015	0.15	0.08	53.33%
2016	0.16	0.08	50.00%
2017	0.14	0.08	57.14%
2018	0.11	0.06	54.55%
2019	0.11	0.06	54.55%
Total	3.81	2.155	56.56%

XVII.	EXPLANATION OF OTHER MATERIAL EVENTS

(1) Changes in accounting policies, accounting estimates and accounting methods compared with the previous accounting period, its causes and their impact

During the reporting period, there was no changes in the Company’s accounting policies, accounting estimates and accounting methods.

(2) Material accounting errors during the reporting period subject to retrospective restatements, amendments, its causes and their impact

During the reporting period, there was no correction of material accounting errors of the Company.

(3) Other

During the reporting period, there is no need for the Company to explain any other material event.

GUANGSHEN RAILWAY     2020 INTERIM REPORT

Chapter 6

Changes in Ordinary Share and Particulars of Shareholders

I.	PARTICULARS OF CHANGES IN SHARE CAPITAL

(1) Changes in share

During the reporting period, there was no change in the Company’s total number of shares and structure of share capital.

(2) Changes in shares with selling restrictions

☐   Applicable   ☒   Not Applicable

II.	PARTICULARS OF SHAREHOLDERS

(1) Number of shareholders:

Number of ordinary shareholders as of the end of the reporting period (number)                                                 219,408

(2) Shareholdings of the top ten shareholders and top ten holders of shares without selling restrictions as of the end of the reporting period

(Unit: share)

Particulars of the shareholding of the top ten shareholders
	Number of shares held at the end of the	Percentage	Number of shares with selling	Share in pledge or frozen		Nature of
Name of shareholders (full name)	period	(%)	restriction held	Status	Number	shareholder
China Railway Guangzhou Group Co., Ltd.	2,629,451,300	37.12	—	Nil	—	State-owned legal person
HKSCC NOMINEES LIMITED (Note)	1,536,667,008	21.69	—	Unknown	—	Foreign legal person
Lin Naigang	124,000,000	1.75	—	Unknown	—	Domestic natural person
Central Huijin Investment Company Limited	85,985,800	1.21	—	Unknown	—	State-owned legal person
China Securities Finance Corporation Limited	53,883,592	0.76	—	Unknown	—	State-owned legal person
Taiyuan Iron and Steel (Group) Co., Ltd.	29,410,989	0.42	—	Unknown	—	State-owned legal person
Harvest Fund — Agricultural Bank of China — Harvest CSI Financial Asset Management Plan	28,101,600	0.40	—	Unknown	—	Other
Yinhua Fund — Agricultural Bank of China — Yinhua CSI Financial Assets Management Scheme	26,814,300	0.38	—	Unknown	—	Other
Central European Fund — Agricultural Bank of China — Central European CSI Financial Asset Management Plan	26,436,800	0.37	—	Unknown	—	Other
Li Haihong	25,778,075	0.36	—	Unknown	—	Domestic natural person

GUANGSHEN RAILWAY     2020 INTERIM REPORT

Top Ten Holders of Shares without Selling Restrictions
	Number of shares	Class and number of the Shares
Name of shareholders	without selling restriction held	Class	Number
China Railway Guangzhou Group Co., Ltd.	2,629,451,300	RMB ordinary shares	2,629,451,300
HKSCC NOMINEES LIMITED (Note)	1,536,667,008	RMB ordinary shares Overseas listed foreign shares	119,460,709 1,417,206,299
Lin Naigang	124,000,000	RMB ordinary shares	124,000,000
Central Huijin Investment Company Limited	85,985,800	RMB ordinary shares	85,985,800
China Securities Finance Corporation Limited	53,883,592	RMB ordinary shares	53,883,592
Taiyuan Iron and Steel (Group) Co., Ltd.	29,410,989	RMB ordinary shares	29,410,989
Harvest Fund — Agricultural Bank of China — Harvest CSI Financial Asset Management Plan	28,101,600	RMB ordinary shares	28,101,600
Yinhua Fund — Agricultural Bank of China — Yinhua CSI Financial Assets Management Scheme	26,814,300	RMB ordinary shares	26,814,300
Central European Fund — Agricultural Bank of China — Central European CSI Financial Asset Management Plan	26,436,800	RMB ordinary shares	26,436,800
Li Haihong	25,778,075	RMB ordinary shares	25,778,075
Statement regarding connected relationship or acting in concert arrangements of the above shareholders	The Company is not aware of any of the above shareholders being connected or acting in concert as defined in “Administrative Measures on Acquisitions of Listed Companies”（《上市公司收購管理辦法》）.

Note: HKSCC NOMINEES LIMITED represents 香港中央結算（代理人）有限公司, holding 119,460,709 A Shares and 1,417,206,299 H Shares of the Company. These shares were held on behalf of various clients respectively.

The shareholdings and selling restrictions of top ten shareholders with selling restrictions

☐   Applicable   ☒   Not Applicable

(3) So far as the Directors, Supervisors and senior management of the Company are aware, at the end of the reporting period, the following persons, other than Directors, Supervisors and senior management of the Company, held interests and short positions in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of Part XV of the SFO as follows:

(Unit: Shares)

Name of shareholder	Class of Shares	Number of Shares held		Capacity	Percentage of share capital of the same class (%)		Percentage of total share capital (%)
China Railway Guangzhou Group Co., Ltd.	A share	2,629,451,300	(L)	Beneficial owner	46.52	(L)	37.12	(L)
Pacific Asset Management Co., Ltd.	H share	227,620,000	(L)	Other	15.90	(L)	3.21	(L)
Brown Brothers Harriman & Co.	H share	143,263,200	(L)	Nominee	10.01	(L)	2.02	(L)
		143,263,200	(P)		10.01	(P)	2.02	(P)
Pandanus Associates Inc.	H share	143,138,000	(L)	Corporate interest controlled by substantial shareholder	10.00	(L)	2.02	(L)
FIDELITY FUNDS	H share	112,492,000	(L)	Beneficial owner	7.86	(L)	1.59	(L)
Kopernik Global Investors LLC	H share	108,799,054	(L)	Investment manager	7.60	(L)	1.54	(L)
Citigroup Inc.	H share	76,720,070	(L)	Corporate interest	5.36	(L)	1.08	(L)
		10,445,100	(S)	controlled by	0.73	(S)	0.15	(S)
		66,153,399	(P)	substantial shareholder	4.62	(P)	0.93	(P)
JPMorgan Chase & Co.	H share	71,965,594	(L)	Corporate interest	5.03	(L)	1.02	(L)
		8,670,135	(S)	controlled by	0.61	(S)	0.12	(S)
		1,404,599	(P)	substantial shareholder	0.10	(P)	0.02	(P)

Note: The letter ‘L’ denotes a long position; ‘S’ denotes a short position; ‘P’ denotes a lending pool.

(4) Strategic Investors or ordinary legal person becoming top ten shareholders by way of placing of new shares

☐   Applicable   ☒   Not Applicable

GUANGSHEN RAILWAY     2020 INTERIM REPORT

III.	CHANGES IN LARGEST SHAREHOLDER AND DE FACTO CONTROLLER

☐   Applicable  ☒   Not Applicable

IV.	OTHER CORPORATE SHAREHOLDERS WITH A SHAREHOLDING OF 10% OR ABOVE

As of the end of the reporting period, apart from the aforesaid largest shareholder, there was no other corporate shareholder with a shareholding of 10% or above in the Company (except for HKSCC NOMINEES LIMITED).

V.	PUBLIC FLOAT

As of the end of the reporting period, the public float of the Company was in compliance with the requirements of the relevant rules on the sufficiency of public float.

VI.	REPURCHASE, SALE OR REDEMPTION OF THE LISTED SHARES OF THE COMPANY

During the reporting period, there was no repurchase, sale or redemption by the Company, or any of its subsidiaries, of the listed shares of the Company.

VII.	PRE-EMPTIVE RIGHT

Under the Articles and the PRC Laws, there is no pre-emptive right, which requires the Company to offer new shares to its existing shareholders on a pro rata basis.

VIII.	TRANSACTIONS INVOLVING ITS OWN SECURITIES

During the reporting period, none of the Company or any of its subsidiaries has issued or granted any convertible securities, options, warrants or other similar rights, or redeemable securities.

Chapter 7

Information Regarding Preference Shares

☐   Applicable   ☒   Not Applicable

GUANGSHEN RAILWAY     2020 INTERIM REPORT

Chapter 8

Directors, Supervisors, Senior Management and Employees

I.	CHANGES IN SHAREHOLDINGS

(1) Changes in shareholdings of Directors, Supervisors, and senior management (current and resigned during the reporting period)

☐   Applicable   ☒   Not Applicable

(2) Granting of share options to Directors, Supervisors, and senior management during the reporting period

☐   Applicable   ☒   Not Applicable

II.	CHANGES OF DIRECTORS, SUPERVISORS, AND SENIOR MANAGEMENT OF THE COMPANY

Wang Bin	Non-executive Director	Elected
Frederick Ma Si-Hang	Independent Non-executive Director, chairman of the audit committee and the remuneration committee	Elected
Tang Xiaofan	Independent Non-executive Director, member of the audit committee and the remuneration committee	Elected
Qiu Zilong	Independent Non-executive Director, member of the audit committee and the remuneration committee	Elected
Lin Wensheng	Employee Representative Supervisor	Elected
Guo Xiangdong	Deputy General Manager	Engaged
Guo Ji’an	Non-executive Director	Resigned
Chen Song	Independent Non-executive Director, chairman of the audit committee and the remuneration committee	Resigned
Jia Jianmin	Independent Non-executive Director, member of the audit committee and the remuneration committee	Resigned
Wang Yunting	Independent Non-executive Director, member of the audit committee and the remuneration committee	Resigned
Song Min	Employee Representative Supervisor	Resigned

III.	EQUITY INTERESTS OF DIRECTORS, SUPERVISORS OR CHIEF EXECUTIVES

Save as disclosed below, as of the end of the reporting period, there was no record of interests or short positions (including the interests and short positions which were taken or deemed to have under the provisions of the SFO) of the Directors, Supervisors or chief executives of the Company in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of the SFO) in the register required to be kept under section 352 of the SFO. The Company did not receive notification of such interests or short positions from any Director, Supervisor or chief executives of the Company as required to be made to the Company and the SEHK pursuant to the Model Code in Appendix 10 to the Listing Rules of the SEHK. None of the Company’s Directors, Supervisors or chief executives or their respective spouses or children under the age of 18 was granted by the Company any right to subscribe for any shares or debentures of the Company.

Name	Name of the company/ associated corporation	Position	Capacity and nature of interest	Number and class of shares held	Percentage of shareholding in the total share capital of the Company (%)	Percentage of shareholding in the relevant class of shares of the Company (%)	Long/Short position
Guo Xiangdong	The Company	Director	Beneficial owner	A Shares: 80,000 shares	0.0011	0.0014	Long position
Xiang Lihua	The Company	Supervisor	Interest of spouse	A Shares: 18,200 shares	0.00026	0.00032	Long position

Other companies in which Directors, Supervisors or chief executives of the Company were directors or employees did not have interests in shares and underlying shares of the Company required to be disclosed to the Company under Sections 2 and 3 of Part XV of the SFO.

GUANGSHEN RAILWAY     2020 INTERIM REPORT

IV.	INFORMATION OF EMPLOYEES

(1) Number of employees

As of the end of the reporting period, the Company has a total of 41,761 employees, representing a decrease of 822 employees compared with 42,583 employees as of last year’s end. The major reason for such decrease is the natural decrease due to employees reaching their retirement age.

(2) Remuneration policy

The Company implements salary budget management, under which an annual salary budget is formulated at the beginning of each year jointly by the budget department and labor department of the Company. Budget is first discussed and approved at the meeting of the general manager’s office, and then is organized for implementation by the labor department of the Company after being considered and approved by the Board.

Salary of the Company’s staff is mainly comprised of basic salary, performance-based salary and benefit plans. Basic salary includes post salaries, skill salaries and various allowances and subsidies accounted for under salaries payable as required. Performance-based salary refers to salaries calculated on the basis of economic benefits and social benefits, or piece rates calculated on the basis of workload, or performance based salary calculated on the basis of the performance of the staff at the position. Benefit plans include various social insurance and housing funds paid as required by the relevant policies.

In the process of staff salary allocation, the Company always adheres to the principles of allocation based on labor, efficiency-orientation and fairness. It follows that allocation of staff salary is determined on the premises of macro-control, on the basis of post labor assessment, and on the foundation of staff performance assessment, which fully bring out the importance of allocation arrangement in the incentive system of the Company and motivate the staff’s initiative.

During the reporting period, the total wages and benefits paid by the Company to its employees are approximately RMB2,688 million.

(3) Training plan

During the reporting period, the Company has 111 occupational education management personnel. A total of 412,335 persons participated in trainings, mainly including training on post standardization, adaptability and qualification and continuing education. The Company has completed 50% of annual training program with relevant expense of approximately RMB10.70 million.

(4) Employee insurance and benefits plan

Pursuant to applicable national policies and industrial regulations, the Company provides the employees with a series of insurance and benefits plan that mainly include: housing fund, retirement pension (basic old-age insurance, supplemental retirement pension), medical insurance (basic medical insurance, supplemental medical insurance, birth medical insurance), work-related injury insurance and unemployment insurance.

Chapter 9

Information Regarding Corporate Bonds

☐  Applicable    ☒  Not Applicable

GUANGSHEN RAILWAY     2020 INTERIM REPORT

Chapter 10

Financial Report

CONSOLIDATED BALANCE SHEET

AS OF 30 JUNE 2020

ASSETS
Non-current assets
Fixed assets — net	7	22,640,766	23,566,081
Right-of-use assets		3,004,955	3,037,618
Construction-in-progress	7	2,672,068	2,378,974
Prepayments for fixed assets and construction-in-progress		43,890	41,377
Goodwill		281,255	281,255
Investments in associates		178,110	174,686
Deferred tax assets		464,076	291,250
Long-term prepaid expenses		35,203	40,807
Financial assets at fair value through other comprehensive income		351,045	351,045
Long-term receivable		26,957	26,103

		29,698,325	30,189,196

Current assets
Materials and supplies		253,009	271,259
Trade receivables	8	4,629,913	4,502,084
Prepayments and other receivables		260,741	366,077
Short-term deposits		130,000	—
Cash and cash equivalents		1,479,435	1,562,334
Assets classified as held for sale		2,183	2,183

		6,755,281	6,703,937

Total assets		36,453,606	36,893,133

EQUITY
Capital and reserves attributable to equity holders of the Company		28,136,731	29,175,726
Share capital	9	7,083,537	7,083,537
Share premium		11,562,657	11,562,657
Other reserves		3,266,425	3,266,425
Retained earnings		6,224,112	7,263,107

Non-controlling interests		(35,376)	(36,445)

Total equity		28,101,355	29,139,281

CONSOLIDATED BALANCE SHEET (Continued)

AS OF 30 JUNE 2020

LIABILITIES
Non-current liabilities
Lease liabilities		1,117,510	1,117,936
Deferred income related to government grants		109,033	97,467
Deferred tax liabilities		60,159	61,405

		1,286,702	1,276,808

Current liabilities
Trade payables	10	1,695,647	1,538,098
Contract liabilities		162,852	458,820
Payables for fixed assets and construction-in-progress		1,614,436	1,802,592
Dividends payable		437,901	12,890
Income tax payable		412	250,594
Current portion of lease liabilities		58,490	58,490
Accruals and other payables		3,095,811	2,355,560

		7,065,549	6,477,044

Total liabilities		8,352,251	7,753,852

Total equity and liabilities		36,453,606	36,893,133

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

Wu Yong	Hu Lingling
Director	Director

CONDENSED CONSOLIDATED COMPREHENSIVE INCOME STATEMENT

FOR THE SIX MONTHS ENDED 30 JUNE 2020

		For the six months ended 30 June
		2020 RMB’000	2019 RMB’000
	Note	(Unaudted)	(Unaudited)
Revenue from railroad businesses
Passenger		1,728,680	4,076,095
Freight		735,930	917,579
Railway network usage and other transportation related services		4,620,762	4,740,469

		7,085,372	9,734,143

Revenue from other businesses		371,528	452,786

Total revenue	6	7,456,900	10,186,929

Operating expenses
Railroad businesses		(7,838,583)	(8,710,701)
Other businesses		(384,228)	(443,221)

Total operating expenses		(8,222,811)	(9,153,922)

Impairment on financial assets		(10,554)	—
Other gains — net		14,964	24,785

(Loss)/profit from operations		(761,501)	1,057,792

Finance costs — net		(27,643)	(28,411)
Share of net profits/(losses) of associates accounted for using the equity method		3,424	(12,544)

(Loss)/profit before income tax		(785,720)	1,016,837

Income tax credit/(expenses)	11	172,806	(256,749)

(Loss)/profit for the period		(612,914)	760,088
Other comprehensive income		—	—

CONDENSED CONSOLIDATED COMPREHENSIVE INCOME STATEMENT (Continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2020

		For the six months ended 30 June
		2020 RMB’000	2019 RMB’000
	Note	(Unaudited)	(Unaudited)
Total comprehensive income for the period, net of tax		(612,914)	760,088

(Loss)/profit attributable to:
Equity holders of the Company		(613,983)	762,160
Non-controlling interests		1,069	(2,072)

		(612,914)	760,088

Total comprehensive income attributable to:
Equity holders of the Company		(613,983)	762,160
Non-controlling interests		1,069	(2,072)

		(612,914)	760,088

(Loss)/earnings per share for (loss)/profit attributable to the equity holders of the Company during the period
— Basic and diluted	12	RMB(0.09)	RMB0.11
Dividends	13	—	—

The above consolidated comprehensive income statement should be read in conjunction with the accompanying notes.

Wu Yong	Hu Lingling
Director	Director

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

FOR THE SIX MONTHS ENDED 30 JUNE 2020

Attributable to equity holders of the Company
	Share capital	Share premium	Statutory surplus reserve	Discretionary surplus reserve	Other reserve	Retained earnings	Total	Non- controlling interests	Total equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance at 1 January 2020	7,083,537	11,562,657	2,780,425	304,059	181,941	7,263,107	29,175,726	(36,445)	29,139,281
Total comprehensive income	—	—	—	—	—	(613,983)	(613,983)	1,069	(612,914)
(Loss)/income for the period	—	—	—	—	—	(613,983)	(613,983)	1,069	(612,914)
Other comprehensive income	—	—	—	—	—	—	—	—	—
Special reserve – Safety Production Fund	—	—	—	—	—	—	—	—	—
Appropriation	—	—	—	—	140,864	(140,864)	—	—	—
Utilisation	—	—	—	—	(140,864)	140,864	—	—	—
Dividends relating to 2019	—	—	—	—	—	(425,012)	(425,012)	—	(425,012)

Balance as of 30 June 2020	7,083,537	11,562,657	2,780,425	304,059	181,941	6,224,112	28,136,731	(35,376)	28,101,355

Balance at 1 January 2019	7,083,537	11,562,657	2,702,161	304,059	181,941	7,017,944	28,852,299	(35,970)	28,816,329
Total comprehensive income	—	—	—	—	—	762,160	762,160	(2,072)	760,088
Profit for the period	—	—	—	—	—	762,160	762,160	(2,072)	760,088
Other comprehensive income	—	—	—	—	—	—	—	—	—
Special reserve – Safety Production Fund	—	—	—	—	—	—	—	—	—
Appropriation	—	—	—	—	132,436	(132,436)	—	—	—
Utilisation	—	—	—	—	(132,436)	132,436	—	—	—
Dividends relating to 2018	—	—	—	—	—	(425,012)	(425,012)	—	(425,012)

Balance as of 30 June 2019	7,083,537	11,562,657	2,702,161	304,059	181,941	7,355,092	29,189,447	(38,042)	29,151,405

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Wu Yong	Hu Lingling
Director	Director

CONSOLIDATED CASH FLOW STATEMENT

FOR THE SIX MONTHS ENDED 30 JUNE 2020

	For the six months ended 30 June
	2020	2019
	RMB’000	RMB’000
	(Unaudited)	(Unaudited)
Cash flows from operating activities
Cash generated from operations	777,305	1,712,781
Income tax paid	(251,448)	(347,355)

Net cash generated from operating activities	525,857	1,365,426

Cash flows from investing activities
Proceeds from disposal of fixed assets and assets classified as held for sale	3,139	134,177
Dividends received	7,735	7,047
Interest received	2,279	825
(Increase)/decrease in short-term deposits with maturities more than three months, net	(130,000)	100,000
Payment for Financial assets at fair value through other comprehensive income	—	(29,799)
Payments for acquisition of fixed assets, construction-in-progress and long-term prepaid expenses; and prepayments for fixed assets, net of related payables	(461,534)	(1,395,361)

Net cash used in investing activities	(578,381)	(1,183,111)

Cash flows from financing activities
Payment of lease liabilities	(30,375)	—

Net cash used in financing activities	(30,375)	—

Net (decrease)/increase in cash and cash equivalents	(82,899)	182,315

Cash and cash equivalents at beginning of the period	1,562,334	1,738,753

Cash and cash equivalents at end of the period	1,479,435	1,921,068

The above consolidated cash flows statement should be read in conjunction with the accompanying notes.

Wu Yong	Hu Lingling
Director	Director

Notes to the Condensed

Consolidated Financial Information

For the six months ended 30 June 2020

(All amounts expressed in Renminbi unless otherwise stated)

1.	GENERAL INFORMATION

Guangshen Railway Company Limited (the “Company”) was established as a joint stock limited company in the People’s Republic of China (the “PRC”) on 6 March 1996. On the same date, the Company assumed the business operations of certain railroad and other related businesses (collectively the “Businesses”) that had been undertaken previously by its predecessor, Guangshen Railway Company (the “Predecessor”), certain subsidiaries of the Predecessor; and by Guangzhou Railway (Group) Company (the “Guangzhou Railway Group”) and certain of its subsidiaries prior to the formation of the Company.

The Predecessor was controlled by and was under the administration of the Guangzhou Railway Group. Pursuant to a restructuring agreement entered into between the Guangzhou Railway Group, the Predecessor and the Company in 1996, the Company issued to the Guangzhou Railway Group 100% of its equity interest in the form of 2,904,250,000 ordinary shares (the “State-owned Domestic Shares”) for the exchange of assets and liabilities associated with the operations of the Businesses (the “Restructuring”). After the Restructuring, the Predecessor changed its name to Guangzhou Railway (Group) Guangshen Railway Enterprise Development Company (the “GEDC”).

In May 1996, the Company issued 1,431,300,000 shares, representing 217,812,000 H Shares (“H Shares”) and 24,269,760 American Depositary Shares (“ADSs”, one ADS represents 50 H Shares) in a global public offering for cash of approximately RMB4,214,000,000 in order to finance the capital expenditure and working capital requirements of the Company and its subsidiaries (collectively defined as the “Group”).

In December 2006, the Company issued 2,747,987,000 A Shares on the Shanghai Stock Exchange through an initial public offering of shares in order to finance the acquisition of the business and related assets and liabilities associated with the railway transportation business (“Yangcheng Railway Business”) of Guangzhou Railway Group Yangcheng Railway Enterprise Development Company (“Yangcheng Railway”), a wholly owned subsidiary of Guangzhou Railway Group which operates a railway line between the cities of Guangzhou and Pingshi in the Southern region of the PRC.

Before March 2013, the Ministry of Railway of the PRC (“MOR”) was the controlling entity of the Company’s single largest shareholder (i.e. Guangzhou Railway Group). In addition, it was the government authority which governed and monitored the railway business centrally within the PRC.

1.	GENERAL INFORMATION (continued)

On 14 March 2013, pursuant to the approved plan of State Council Institutional Reform and Transformation of Government Functions and Approval On Setting Up China Railway Company by the State Council, the previous controlling entity of Guangzhou Railway Group, MOR, was dissolved. The administrative functions of MOR were transferred to the Ministry of Transport and a newly established authority called the National Railway Administration; while the business functions were transferred to the China Railway Corporation (in 2019, its name was changed into China State Railway Group Co., Ltd., “CSRG”). Accordingly, the equity interests of Guangzhou Railway Group, which was wholly controlled by MOR previously, were also transferred to the CSRG (“Reform”). The Reform was completed on 1 January 2017 and CSRG has become the controlling entity of the Company’s principal shareholder since that date, Guangzhou Railway Group, CSRG, together with subsidiaries which were wholly controlled by MOR previously (hereinafter collectively as “CSRG Group”) became related parties of the Group.

The principal activities of the Group are the provision of passenger and freight transportation service on railroads. The Group also operates certain other businesses, which principally include services offered in railway stations; and sales of food, beverages and merchandises on board the trains and in the railway stations.

The registered address of the Company is No. 1052 Heping Road, Luohu District, Shenzhen, Guangdong Province, the People’s Republic of China.

The interim condensed consolidated financial information (the “Financial Information”) were authorised for issue by the board of directors of the Company on 27 August 2020.

The English names of all companies listed in the Financial Information are direct translations of their registered names in Chinese if no registered names in English are available.

GUANGSHEN RAILWAY     2020 INTERIM REPORT

1.	GENERAL INFORMATION (continued)

The following is a list of the subsidiaries at 30 June 2020:

Dongguan Changsheng Enterprise Company Limited	China, limited liability company	Warehousing in PRC	51%	51%	49%	38,000
Shenzhen Fu Yuan Enterprise Development Company Limited	China, limited liability company	Hotel management in PRC	100%	100%	—	18,500
Shenzhen Pinghu Qun Yi Railway Store Loading and Unloading Company Limited	China, limited liability company	Cargo loading and unloading, warehousing, freight transportation in PRC	100%	100%	—	10,000
Shenzhen Guangshen Railway Economic and Trade Enterprise Company Limited	China, limited liability company	Catering management in PRC	100%	100%	—	2,000
Shenzhen Railway Station Passenger Services Company Limited	China, limited liability company	Catering services and sales of merchandise in PRC	100%	100%	—	1,500
Guangshen Railway Station Dongqun Trade and Commerce Service Company Limited	China, limited liability company	Sales of merchandises in PRC	100%	100%	—	1,020

1.	GENERAL INFORMATION (continued)

Name of the entity	Place of incorporation and nature of legal entity	Principal activities and place of operation	Proportion of equity interests held by the Company (%)	Proportion of equity interests held by the Group (%)	Proportion of equity interests held by non- controlling interests (%)	Registered capital RMB’000
Guangzhou Railway Huangpu Service Company Limited	China, limited liability company	Cargo loading and unloading, warehousing, freight transportation in	100%	100%	—	379
Zengcheng Lihua Stock Company Limited (“Zengcheng Lihua”)(i)	China, limited liability company	PRC Real estate construction, provision of warehousing, cargo uploading and unloading services	44.72%	44.72%	55.28%	107,050

(i)

According to the Articles of Association of Zengcheng Lihua, the remaining shareholders are all natural persons and none of these individuals holds more than 0.5% equity interest in Zengcheng Lihua. All directors of Zengcheng Lihua were appointed by the Company. After considering all shareholders of Zengcheng Lihua other than the Company are individuals with individual interest holding of less than 0.5% and such individuals do not act in concert, and also all directors of Zengcheng Lihua were appointed by the Company, the directors of the Company consider that the Company has the de facto control over the board and the substantial financial and operating decisions of Zengcheng Lihua.

As of 30 June 2020, the non-wholly owned subsidiaries individually and in aggregate are not significant to the Group. Therefore, financial information of the non-wholly owned subsidiaries is not disclosed.

This interim condensed consolidated financial information was approved for issue on 27 August 2020.

This interim condensed consolidated financial information has not been audited.

GUANGSHEN RAILWAY     2020 INTERIM REPORT

2.	BASIS OF PREPARATION

This interim condensed consolidated financial information for the six months ended 30 June 2020 has been prepared in accordance with International Accounting Standard (“IAS”) 34, ‘Interim financial reporting’.

The interim condensed consolidated financial information does not include all the notes of the type normally included in an annual financial statements and should be read in conjunction with the annual financial statements for the year ended 31 December 2019, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by International Accounting Standards Board (“IASB”), the disclosure requirements of The Stock Exchange of Hong Kong Limited and any public announcements made by the Company during the interim reporting period. The interim condensed consolidated financial information have been prepared under the historical cost convention except for financial assets at fair value through other comprehensive income (“FVOCI”).

As of 30 June 2020, the Group had net current liabilities of RMB310,268,000 and capital expenditure contracted for but not recognised as liabilities of RMB888,733,000 (see note 14(a)). Considering the current financial position, operating plan and usable bank facilities amounting to RMB1,000,000,000 of the Group, the Board of Directors believes that the Group has sufficient liquidity for the following 12 months. The Group therefore continues to adopt the going concern basis in preparing its consolidated financial statements.

3.	ACCOUNTING POLICIES

The accounting policies applied are consistent with those of the annual financial statements for the    year ended 31 December 2019, as described in those annual financial statements except for the adoption of new and amended standards as set out below.

(a)	Amendments to IFRSs effective for the period ended 30 June 2020 do not have a material impact on the Group’s Interim Financial Information.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

(b)

The following new and amended standards that have been issued and are not effective for the period ended 30 June 2020 and have not been early adopted by the Group. These standards are not expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

IFRS 17	Insurance contracts	1 January 2021
IFRS 39, IFRS 7 and IFRS 9	Hedge accounting	1 January 2021

Amendments to IFRS 10 and IAS 28	Sale or contribution of assets between an investor and its associate or joint venture	To be determined

GUANGSHEN RAILWAY     2020 INTERIM REPORT

4.	FINANCIAL RISK MANAGEMENT

(a)	Financial risk factors

The Group’s activities expose it to a variety of financial risks: market risk (including foreign currency risk, cash flow and fair value interest rate risk and other price risk), credit risk, and liquidity risk.

The interim condensed consolidated financial information does not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements for the year ended 31 December 2019.

There have been no changes in the risk management department since year end or in any risk management policies.

(b)	Liquidity risk

Compared to year end, there was no material change in the contractual undiscounted cash out flows for financial liabilities.

As of 30 June 2020, the Group had net current liabilities of RMB310,268,000 and RMB888,733,000 of capital expenditure contracted for at 30 June 2020 but not recognised as liabilities (see note 14(a)). Taking into account of the factors mentioned in note 2, the Board of Directors believes that the Group has sufficient liquidity for the following 12 months.

(c)	Fair value estimation

According to amendment to IFRS 7 for financial instruments that are measured in the balance sheet at fair value, it requires disclosure of fair value measurements by level of following fair value measurement hierarchy:

•	Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1).

•	Inputs other than quoted prices included within level 1 that are observable for the assets or liabilities, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2).

•	Inputs for the assets or liabilities that are not based on observable market data (that is, unobservable inputs) (level 3).

As of 30 June 2020, the Group did not have any financial instruments that were measured at fair value except for FVOCI.

4.	FINANCIAL RISK MANAGEMENT (continued)

(c)	Fair value estimation (continued)

The following table presents the Group’s assets that are measured at fair value at 30 June 2020:

	Level 1	Level 2	Level 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Assets
Financial assets at FVOCI Equity investment in unlisted companies	—	—	351,045	351,045

The following table presents the Group’s assets that are measured at fair value at 31 December 2019:

	Level 1	Level 2	Level 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Assets
Financial assets at FVOCI Equity investment in unlisted companies	—	—	351,045	351,045

There were no transfers between levels 1, 2 and 3 or changes in valuation techniques during the period.

There were no gains/(losses) recognised for the period ended 30 June 2020.

Financial assets and liabilities of the Group measured at amortised cost include trade and other receivables, long-term receivable, short-time deposits, cash and cash equivalents, and trade and other payables, of which the fair values approximate their carrying amounts.

5.	ESTIMATES

The preparation of interim financial information requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing this interim condensed consolidated financial information, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended 31 December 2019.

GUANGSHEN RAILWAY     2020 INTERIM REPORT

6.	SEGMENT INFORMATION

The chief operating decision-makers have been identified as senior executives. Senior executives review the Group’s internal reporting in order to assess performance and allocate resources. The operating segments were determined based on these management reports.

Senior executives evaluate the business from a perspective of revenues and operating results generated from railroad and related business conducted by the Company (“the Railway Transportation Business”). Other segments mainly include on-board catering services, leasing, sales of materials, sale of goods and other businesses related to railway transportation provided by the subsidiaries of the Company. Senior executives assess the performance of the operating segments based on a measure of the profit before income tax. Other information provided, except as noted below, to senior executives is measured in a manner consistent with that in the financial statements.

The segment results for the six months ended 30 June 2020 and 30 June 2019 are as follows:

	For the six months ended 30 June (unaudited)
	The Railway Transportation Business		All other segments		Elimination		Total
	2020	2019	2020	2019	2020	2019	2020	2019
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Segment revenue
— Railroad Businesses	7,085,372	9,734,143	—	—	—	—	7,085,372	9,734,143
— Other Businesses	327,683	348,465	57,762	136,441	(13,917)	(32,120)	371,528	452,786

Total revenue	7,413,055	10,082,608	57,762	136,441	(13,917)	(32,120)	7,456,900	10,186,929
Timing of revenue recognition
— Overtime	7,384,769	10,031,258	26,430	55,495	(13,917)	(32,120)	7,397,282	10,054,633
— At a point in time	28,286	51,350	31,332	80,946	—	—	59,618	132,296

	7,413,055	10,082,608	57,762	136,441	(13,917)	(32,120)	7,456,900	10,186,929

Segment results	(735,969)	1,032,342	(49,751)	(2,961)	—	(12,544)	(785,720)	1,016,837

Finance costs — net	(27,553)	(28,291)	(90)	(120)	—	—	(27,643)	(28,411)
Share of net profits/(loss) of associates	3,424	(12,544)	—	—	—	—	3,424	(12,544)
Depreciation of fixed assets	(828,582)	(810,293)	(2,366)	(2,336)	—	—	(830,948)	(812,629)
Depreciation of right–of-use assets	(26,996)	(26,996)	(5,666)	(5,666)	—	—	(32,662)	(32,662)
Amortisation of long-term prepaid expenses	(8,745)	(7,486)	(206)	(218)	—	—	(8,951)	(7,704)
Provision of impairment of receivables	(10,561)	—	7	—	—	—	(10,554)	—

6.	SEGMENT INFORMATION (continued)

The segment results for the six months ended 30 June 2020 and 30 June 2019 are as follows (continued):

A reconciliation of segment result to profit for the period is provided as follows:

	For the six months ended 30 June (unaudited)
	The Railway Transportation Business		All other segments		Elimination		Total
	2020	2019	2020	2019	2020	2019	2020	2019
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Segment results	(735,969)	1,032,342	(49,751)	(2,961)	—	(12,544)	(785,720)	1,016,837
Income tax credit/ (expenses)	171,633	(257,995)	1,173	1,246	—	—	172,806	(256,749)

(Loss)/profit for the period	(564,336)	774,347	(48,578)	(1,715)	—	(12,544)	(612,914)	760,088

The segment information about the Group’s assets and liabilities as of 30 June 2020 and 31 December 2019 are as follows:

	The Railway Transportation Business		All other segments		Elimination		Total
	As at	As at	As at	As at	As at	As at	As at	As at
	30 June	31 December	30 June	31 December	30 June	31 December	30 June	31 December
	2020	2019	2020	2019	2020	2019	2020	2019
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	(Unaudited)	(Audited)	(Unaudited)	(Audited)	(Unaudited)	(Audited)	(Unaudited)	(Audited)
Total segment assets	36,227,039	36,691,272	464,145	485,891	(237,578)	(284,030)	36,453,606	36,893,133

Total segment assets include:
Investments in associates	178,110	174,686	—	—	—	—	178,110	174,686
Additions to non-current assets (other than financial instruments, investments in associates and deferred tax assets)	250,218	1,757,394	121	3,097	—	—	250,339	1,760,491

Total segment liabilities	7,929,552	7,348,182	622,324	595,487	(199,625)	(189,817)	8,352,251	7,753,852

6.	SEGMENT INFORMATION (continued)

The Group is domiciled in the PRC. All the Group’s revenues were generated in the PRC, and the all of the assets are located in the PRC.

Revenues of approximately RMB1,836,409,000 (for the six months ended 30 June 2019: RMB2,153,362,000) are derived from Guangzhou Railway Group and its subsidiaries. These revenues are attributable to the Railway Transportation Business. Except that, no revenues derived from a single external customer have exceeded 10% of the total revenues.

7.	FIXED ASSETS AND CONSTRUCTION-IN-PROGRESS

	Six months ended 30 June
	2020 RMB’000 (Unaudited)	2019 RMB’000 (Unaudited)
Opening net book amount as of 1 January	25,945,055	26,012,620
Additions	253,051	359,553
Disposal	(54,774)	(15,859)
Depreciation	(830,948)	(812,629)

Closing net book amount as of 30 June	25,312,834	25,543,685

As of 30 June 2020, the ownership certificates of certain buildings of the Group with an aggregate carrying value of approximately RMB1,571,139,000 (31 December 2019: RMB1,626,540,000) had not been obtained by the Group.

7.	FIXED ASSETS AND CONSTRUCTION-IN-PROGRESS (continued)

These kind of buildings are classified as below:

	Carrying value
	As of 30 June 2020 RMB’000	As of 31 December 2019 RMB’000	Reason for delay in obtaining the ownership certificates
Certificates for buildings under application procedures	1,011,434	1,040,897

The Group commenced such application procedures with the respective authorities in China by the end of 2017, and the Group’s management expects that these procedures would be completed within a short period of time and the ownership certificates will be obtained.

Certain buildings located on the land of which the land use right certificates have not been obtained	48,975	49,846

According to relevant laws and regulations in China, the land use right certificates of the land on which these buildings are located must be obtained before the Group can start the application for the respective housing ownership certificates. As a result, the Group will start to apply for the ownership certificates of these buildings after they have completed the procedures to obtain the land use right certificates.

Certain buildings attached to pieces of land which is held by lease	510,730	535,797

Such land is held by lease under certain operating lease arrangements. Due to the fact that the Group does not have the underlying land use right certificates for such land, therefore, the Group cannot apply for the respective ownership certificates of the buildings constructed on top of it. According to the lease agreements and communication with the leasors, and as confirmed by the Company’s legal counsel, the Group possesses the right to use and/or own such buildings without the certificates.

7.	FIXED ASSETS AND CONSTRUCTION-IN-PROGRESS (continued)

After consultation made with the Company’s legal counsel, the directors of the Company consider that there is no legal restriction for the Group to apply for and obtain the ownership certificates of such buildings and it should not lead to any significant adverse impact on the operations of the Group.

(a)	As of 30 June 2020, fixed assets of the Group with an aggregate net book value of approximately RMB176,031,666 (31 December 2019: RMB172,218,000) had been fully depreciated but they were still in use.

8.	TRADE RECEIVABLES

	As of 30 June 2020 RMB’000 (Unaudited)	As of 31 December 2019 RMB’000 (Audited)
Trade receivables	4,701,680	4,563,219
Including: receivables from related parties	3,709,786	3,477,558
Less: Provision for doubtful accounts	(71,767)	(61,135)

	4,629,913	4,502,084

The passenger railroad services are usually transacted on a cash basis. The Group does not have formal contractual credit terms agreed with its customers for freight services but the trade receivables are usually settled within a period less than one year. The aging analysis of the outstanding trade receivables is as follows:

	As of 30 June 2020 RMB’000 (Unaudited)	As of 31 December 2019 RMB’000 (Audited)
Within 1 year	2,813,902	3,558,842
Over 1 year but within 2 years	952,721	747,600
Over 2 years but within 3 years	747,590	172,482
Over 3 years	187,467	84,295

	4,701,680	4,563,219

9.	SHARE CAPITAL

As of 30 June 2020 and 31 December 2019, the total number of ordinary shares is 7,083,537,000 shares with a par value of RMB 1.00 per share:

Ordinary shares, issued and fully paid
— H Shares	1,431,300
— A Shares	5,652,237

7,083,537

There has been no movement of the issued and fully paid share capital during the period.

10.	TRADE PAYABLES

The aging analysis of trade payables based on the contracted payment date was as follows:

	As of 30 June 2020 RMB’000 (Unaudited)	As of 31 December 2019 RMB’000 (Audited)
Within 1 year	1,543,878	1,424,775
Over 1 year but within 2 years	51,973	61,371
Over 2 years but within 3 years	53,433	16,726
Over 3 years	46,363	35,226

	1,695,647	1,538,098

11.	INCOME TAX (CREDIT)/EXPENSE

An analysis of the current period taxation charges is as follows:

Current income tax	1,267	301,497
Deferred income tax	(174,073)	(44,748)

	(172,806)	256,749

12.	LOSS/EARNINGS PER SHARE

The calculation of basic loss per share is based on the net loss (2019: net profit) for the six months ended 30 June 2020 attributable to shareholders of RMB613,983,000 (2019: RMB762,160,000), divided by the weighted average number of ordinary shares outstanding during the period of 7,083,537,000 shares (2019: 7,083,537,000 shares). There were no dilutive potential ordinary shares as at period end and therefore the diluted loss/earnings per share amount is the same as the basic loss/earnings per share.

13.	DIVIDENDS

No appropriation from retained earnings had been made to the statutory reserves for the six months ended 30 June 2020.

In 30 March 2020, the Board of Directors declared a dividend of RMB0.06 per share in respect of the year ended 31 December 2019, totaling RMB425,012,000 (2019: RMB425,012,000), and it was approved by shareholders in the Annual General Meeting on 16 June 2020.

There was no interim dividend for the six months ended 30 June 2020 (2019: nil) proposed by the Board of Directors as of 27 August 2020.

14.	COMMITMENTS

(a)	Capital commitments

As of 30 June 2020, the Group had the following capital commitments, which are authorized but not contracted for, and contracted but not provided for:

Authorized but not contracted for	1,093,597	1,178,032

Contracted but not provided for	888,733	804,298

A substantial amount of these commitments is related to the reform of railway stations or facilities relating to the existing railway lines operated by the Group. The related financing would be from self-generated operating cash flows and bank facilities.

15.	RELATED PARTY TRANSACTIONS

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions.

(a)	Save as disclosed in other notes to the Financial Information, for the six months ended 30 June 2020, the Group had the following material transactions undertaken with related parties:

Provision of services and sales of goods
Transportation related services
Provision of train transportation services to Guangzhou Railway Group and its subsidiaries (i)	802,179	997,271
Revenue collected by CSRG for railway network usage and related services provided to Guangzhou Railway Group and its subsidiaries (ii)	577,633	762,715
Revenue from railway operation service provided to Guangzhou Railway Group’s subsidiaries (iii)	458,648	403,400

	1,838,460	2,163,386

Other services
Sales of materials and supplies to Guangzhou Railway Group and its subsidiaries (iv)	10,528	18,094

	10,528	18,094

Services received and purchases made
Transportation related services
Provision of train transportation services provided by Guangzhou Railway Group and its subsidiaries (i)	473,423	482,930
Cost settled by CSRG for railway network usage and related services provided by Guangzhou Railway Group and its subsidiaries (ii)	893,030	1,060,125

	1,366,453	1,543,055

15.	RELATED PARTY TRANSACTIONS (continued)

(a)	Save as disclosed in other notes to the Financial Information, for the six months ended 30 June 2020, the Group had the following material transactions undertaken with related parties (continued):

	Six months ended 30 June
	2020	2019
	RMB’000	RMB’000
	(Unaudited)	(Unaudited)
Other services
Provision of repair and maintenance services by Guangzhou Railway Group and its subsidiaries (iv)	50,460	145,438
Purchase of materials and supplies from Guangzhou Railway Group and its subsidiaries (iv)	186,075	169,329
Provision of construction services by Guangzhou Railway Group and its subsidiaries (v)	138,836	20,742

	375,371	335,509

(i)	The service charges are determined based on a pricing scheme set by the CSRG or based on negotiation between the contracting parties with reference to actual costs incurred.
(ii)	Such revenues/charges are determined by the CSRG based on its standard charges applied on a nationwide basis.
(iii)	The service charges are levied based on contract prices determined based on a “cost plus a profit margin” and agreed between both contracting parties.
(iv)	The prices are determined based on mutual negotiation between the contracting parties with reference to actual costs incurred.
(v)	Based on construction amount determined under national railway engineering guidelines.

(b)	Key management compensation

The compensation paid and payable to directors and supervisors of the Group, representing key management personnel, amounted to RMB2,096,477 for the six months ended 30 June 2020 (2019: RMB1,604,069).

15.	RELATED PARTY TRANSACTIONS (continued)

(c)	As of 30 June 2020, the Group had the following material balances maintained with related parties:

	As of 30 June 2020 RMB’000 (Unaudited)	As of 31 December 2019 RMB’000 (Audited)
Trade receivables	2,270,679	2,329,206
— Guangzhou Railway Group (i)	411,750	549,092
— Subsidiaries of Guangzhou Railway Group (i)	1,857,691	1,780,112
— Associates	1,238	2

Prepayments and other receivables	33,453	35,430
— Guangzhou Railway Group	2,210	4
— Subsidiaries of Guangzhou Railway Group	31,128	35,426
— Associates	115	—

Prepayments for fixed assets and construction-in-progress	2,780	2,815
— Subsidiaries of Guangzhou Railway Group	2,780	2,815

Trade payables	856,403	672,849
— Guangzhou Railway Group (i)	88,494	99,696
— Subsidiaries of Guangzhou Railway Group (ii)	760,381	533,726
— Associates	7,528	39,427

Payables for fixed assets and construction-in-progress	384,484	467,745
— Guangzhou Railway Group	8,801	23,496
— Subsidiaries of Guangzhou Railway Group	161,222	201,353
— Associates	214,461	242,896

Contract liabilities	758	99
— Subsidiaries of Guangzhou Railway Group	758	99

Accruals and other payables	462,120	456,213
— Guangzhou Railway Group	6,000	2,713
— Subsidiaries of Guangzhou Railway Group (iii)	450,468	447,821
— Associates (iv)	5,652	5,679

Lease liabilities	1,176,000	1,176,426
— Guangzhou Railway Group	1,176,000	1,176,426

15.	RELATED PARTY TRANSACTIONS (continued)

(c)	As of 30 June 2020, the Group had the following material balances maintained with related parties (continued):

(i)

The trade balances due from/to Guangzhou Railway Group, subsidiaries of Guangzhou Railway Group mainly represented service fees and charges payable and receivable balances arising from the provision of passenger transportation and cargo forwarding businesses jointly with these related parties within the PRC.

(ii)

The trade payables due to subsidiaries of Guangzhou Railway Group mainly represented payables arising from unsettled fees for purchase of materials and provision of other services according to various service agreements entered into between the Group and the related parties.

(iii)	The other payables due to subsidiaries of Guangzhou Railway Group mainly represented the performance deposits received for construction projects and deposits received from ticketing agencies.

(iv)	The other payables due to associates mainly represented the performance deposits received for construction projects operated by associates.

As of 30 June 2020, all the balances maintained with related parties were unsecured, non- interest bearing and were repayable on demand.

(d)	Lease – as lessee:

For the six months ended 30 June 2020, the depreciation expense of the right-of-use assets was RMB 6,689,000 (for the six months ended 30 June 2019: RMB6,689,000), the interest expense of lease liabilities was RMB28,820,000 (for the six months ended 30 June 2019: RMB28,840,000), and the actual payment to Guangzhou Railway Group was RMB30,375,000 (for the six months ended 30 June 2019: RMB29,810,000).

For the six months ended 30 June 2020, the payment of short term leases related to the lease of passenger trains to Guangzhou Railway Group was RMB121,945,000 (for the six months ended 30 June 2019: RMB126,695,000).

16.	TRANSACTIONS WITH CSRG AND OTHER RAILWAY COMPANIES

On 14 March 2013, pursuant to the Approval, the previous controlling entity of Guangzhou Railway Group, MOR, had been dismantled. The administrative function of MOR were transferred to the Ministry of Transport and the newly established National Railway Bureau, and its business functions were transferred to the CSRG. Accordingly, the equity interests of Guangzhou Railway Group which was wholly controlled by MOR previously were transferred to the CSRG (“Reform”). The Reform was completed since 1 January 2017 and the Company disclosed details of transactions undertaken with CSRG Group for both six months ended 30 June 2020 and 2019 for reference. Unless otherwise specified, the transactions with CSRG Group disclosed below have excluded transactions undertaken with Guangzhou Railway Group and its subsidiaries.

The Group works in cooperation with the CSRG and other railway companies owned and controlled by the CSRG for the operation of certain long distance passenger train and freight transportation businesses within the PRC. The revenues generated therefrom are collected and settled by the CSRG according to its central recording and settlement systems. The charges for the use of the rail lines and services provided by other railway companies are also instructed by the CSRG and settled by the CSRG based on its systems. Since March 2013, the collecting, processing and distribution functions of revenues which were executed by MOR previously have been transferred to CSRG. As of 30 June 2020, the cooperation mode and pricing model had not been subject to any material changes.

16.	TRANSACTIONS WITH CSRG AND OTHER RAILWAY COMPANIES (continued)

(a)	Save as disclosed in other notes to the Financial Information, for the six months ended 30 June 2020, the Group had the following material transactions undertaken with the CSRG Group:

	Six months ended 30 June
	2020 RMB’000 (Unaudited)	2019 RMB’000 (Unaudited)
Provide Services and sales of goods
Transportation related services
Provision of train transportation services to CSRG Group (i)	18,057	9,756
Revenue collected by CSRG for services provided to CSRG Group (ii)	1,024,427	1,304,960
Revenue from railway operation service provided to CSRG Group (iii)	1,128,805	1,087,152

	2,171,289	2,401,868

Other services
Provision of repairing services for cargo trucks to CSRG Group (ii)	183,058	169,516
Sales of materials and supplies to CSRG Group (iv)	—	2,837
Provision of leasing services to CSRG Group (iv)	181	259

	183,239	172,612

Receive Services and purchase of goods
Transportation related services
Provision of train transportation services by CSRG Group (i)	9,544	16,848
Cost settled by CSRG for services provided by CSRG Group (ii)	698,783	1,041,359

	708,327	1,058,207

Other services
Provision of repair and maintenance services by CSRG Group (iv)	2,499	3,306
Purchase of materials and supplies from CSRG Group (iv)	1,219	5,128
Provision of construction services by CSRG Group (v)	5,486	—

	9,204	8,434

16.	TRANSACTIONS WITH CSRG AND OTHER RAILWAY COMPANIES (continued)

(a)	Save as disclosed in other notes to the Financial Information, for the six months ended 30 June 2020, the Group had the following material transactions undertaken with the CSRG Group (continued):

(i)	The service charges are determined based on a pricing scheme set by the CSRG or based on negotiation between the contracting parties with reference to actual costs incurred.

(ii)	Such revenue/charges are determined by the CSRG based on its standard charges applied on a nationwide basis.

(iii)	The service charges are levied based on contract prices determined based on a “cost plus a profit margin” and explicitly agreed between both contracting parties.

(iv)	The prices are determined based on mutual negotiation between the contracting parties with reference to actual costs incurred.

(v)	Based on construction amounts determined under national railway engineering guidelines.

(b)	Revenue collected and settled through the CSRG:

— Passenger transportation	1,594,931	3,788,811
— Freight transportation	635,558	917,579
— Luggage and parcel	12,292	29,597

	2,242,781	4,735,987

(c)	Lease – as lessee:

For the six months ended 30 June 2020, the payment of short term leases related to lease of passenger trains and freight trains to CSRG was RMB253,751,000 (for the six months ended 30 June 2019: RMB192,297,000).

16.	TRANSACTIONS WITH CSRG AND OTHER RAILWAY COMPANIES (continued)

(d)	Balances due from/to CSRG Group:

As of 30 June 2020 and 31 December 2019, the Group had the following material balances with CSRG and its subsidiaries:

	As of 30 June 2020 RMB’000 (Unaudited)	As of 31 December 2019 RMB’000 (Audited)
Due from CSRG Group
— Trade receivables	1,439,107	1,148,352
— Other receivables	35,132	48,418

	1,474,239	1,196,770

Due to CSRG Group
— Trade payables and payables for fixed assets and construction-in-progress	69,957	69,335
— Other payables	12,358	3,466

	82,315	72,801

As of 30 June 2020, all the balances maintained with CSRG Group were unsecured, non-interest bearing and were repayable on demand.

Chapter 11

Documents Available for Inspection

Documents Available for Inspection	(1) Accounting statements signed and stamped by the legal representative, person in charge of accounting affairs and responsible person of accounting firm;
(2) All the original of files and announcements disclosed in China Securities Journal, Securities Times, Shanghai Securities News and Securities Daily during the reporting period;
(3) Interim reports published on the Hong Kong securities market.
The documents are placed at the Secretariat to the Board of the Company.

Chairman of the Board: Wu Yong

Date of Approval from the Board: 27 August 2020